
12
12 oz CAN PACK
Enjoy Coca-Cola. CLASSIC
COOL FRIDGE PACK

Coca-Cola
BOTTLING CO.
CONSOLIDATED

ANNUAL REPORT 2001

Coca-Cola Bottling Co. Consolidated (CCBCC) is the second largest Coca-Cola bottler in the United States. The Company is a leader in the manufacturing, marketing and distribution of soft drinks. With corporate offices in Charlotte, N.C., the Company does business in 11 states, primarily in the Southeast. The Company has one of the highest per capita soft drink consumption rates in the world and manages bottling territories with a consumer base of close to 18 million people. Coca-Cola Bottling Co. Consolidated is listed on the NASDAQ National Market System under the symbol COKE.

This annual report is printed on recycled paper.

Financial Summary

In Thousands (Except Per Share Data)

	Fiscal Year		
	2001	2000	1999
Net sales	$1,022,686	$995,134	$972,551
Gross margin	467,116	464,893	429,438
Restructuring expense			2,232
Income before income taxes	11,696	9,835	4,986
Net income	9,470	6,294	3,241
Average Common and Class B Common shares outstanding	8,753	8,733	8,588
Basic net income per share	$ 1.08	$ .72	$ .38
Basic net income plus amortization expense per share*	$ 2.42	$ 2.02	$ 1.63

*** Includes CCBCC's share of Piedmont Coca-Cola Bottling Partnership's amortization expense. Amortization expense has been adjusted for income taxes at the Company's marginal tax rate. Certain prior year amounts have been reclassified to conform to current year classifications.**

Coca-Cola
Bottling Co.
CONSOLIDATED


KRAFT
Triscuit
Wheat Thins
RITZ
Sprite
Coca-Cola

Fun, attention-getting displays entice shoppers to stop and take notice, especially when they are themed around popular, exciting events such as the Super Bowl.

Letter To Shareholders

We are pleased to report that 2001 was a good year for Coca-Cola Bottling Co. Consolidated. Despite significant challenges and a very competitive business environment, your Company produced solid financial results, posted healthy volume growth and gained momentum for the future.

In last year's Annual Report, we stated that our primary objectives for 2001 were to continue improving the Company's financial strength and flexibility while growing the consumer franchise. Managing the price/volume equation, continuing to improve our productivity and reducing debt were the critical elements of achieving this goal. In 2001, your Company accomplished all this and more.

The financial results of the Company have improved, with net income for 2001 of $9.5 million or $1.08 per share, a significant improvement from the prior year. Our financial results and record free cash flow enabled us to reduce debt and lease liabilities by $67 million. This free cash flow enabled the Company to repay $18 million in debt and purchase $49 million of equipment previously leased. As a result, interest expense declined by $9 million or 17 percent from 2000. Stronger earnings, less debt and lower interest expense are clear signs that the Company's financial strength and flexibility are continuing to improve.

A critical priority for any soft drink bottler is managing the price/volume equation. In 2001, we were able to grow physical case volume by 4 percent while realizing a modest improvement in gross margin.

While we are very pleased by the Company's improved financial performance, we are greatly encouraged by the tangible momentum and the strong sense of winning that is evident throughout our organization. Consolidated has an outstanding employee team made up of hard-working, dedicated and motivated individuals.

In 2001, Consolidated again was an innovative leader in the soft drink industry, introducing a number of exciting new packages and products. Working in partnership with one of our key suppliers and Coca-Cola North America, Consolidated was the first bottler to introduce the Fridge Pack™, the most significant soft drink packaging innovation since the recyclable plastic contour bottle. Both retailers and consumers instantly embraced the Fridge Pack — a 12-pack carton with a sleek, consumer-friendly design — leading to double-digit growth in multi-pack can sales.

Building on our system leadership in the citrus category, Consolidated was also the first bottler to introduce Mello Yello Cherry and Mello Yello Melon, generating renewed energy in a critical flavor category. We also rolled out diet Coke with lemon, which contributed to a very successful year for the total diet Coke trademark.

We continued to focus on accelerating our incredibly successful Dasani business by expanding our packaging to include 12-ounce and 24-ounce bottles. Since introducing Dasani in 1999, we have experienced outstanding results in this important growth segment of our business. We have exciting plans to increase our package offering on this brand, and we believe we will continue to post strong results.

In 2002, we will continue to bring "new news" to the marketplace through package and product innovation. Revitalizing our convenience store single drink business is critical to our success. Already this year, we have introduced


Diet Coke
Coke
Sprite
Mello Yello
Coca-Cola
Fridge Pack

Chairman and Chief Executive Officer Frank Harrison, III and President and Chief Operating Officer Bill Elmore join in the celebration of the 2002 Winter Olympic Games. Working the Olympic rings into a display takes time, but it generates excitement and increases sales.

more than two dozen new brand/package combinations. Because of the rapid growth in the flavor category — particularly in immediate consumption locations — CCBCC introduced Fanta flavors at the first of the year and the results are exceeding our expectations. Very shortly we will be leveraging our association with NASCAR with single-drink activity using 16-ounce cans featuring members of the Coca-Cola Racing Family.

Just prior to the summer selling period, we will roll out other exciting new packages, brands and promotions to further energize our customers, our consumers and our organization. All the above-mentioned activities help keep Consolidated on the offensive in the marketplace.

Our priorities for 2002 remain unchanged. We are committed to volume growth but at the same time recognize that we must realize meaningful margin improvement. While our noncarbonated beverage business is growing in its importance, we are first and foremost a carbonated soft drink company and will allocate our resources accordingly. We continue to strive for year-over-year improvements in productivity through process improvement and infrastructure rationalization.

The Company generated free cash flow of $64 million in 2000 and $67 million in 2001. We remain focused on generating free cash flow to repay debt. This has enabled us to lower interest expense while making material improvements in financial health and flexibility.

We believe it is important to note that as a Coca-Cola bottler, our relationships with The Coca-Cola Company, major retail customers, other bottlers and key suppliers are critically important to our success. We feel very good about these strategic partnerships.

Consolidated's sales results improved with each successive quarter of 2001. More impressive is the fact that we posted our strongest sales performance directly on the heels of major changes in the sales organization in September. Thanks to thorough planning and hard work, we continued to build momentum in the face of significant change.

We are also very proud of the fact that Consolidated received the 2001 President's Award for Quality Excellence from The Coca-Cola Company in recognition of the superior achievements in the marketplace and manufacturing. The quality and freshness of our products have never been higher. This is a significant accomplishment, particularly given the increased number of products and packages we are now carrying.

In 2002, your Company will mark its 100th year of selling the world's greatest soft drink. We believe this is an outstanding business to be in and are very optimistic about Coca-Cola Consolidated's long-term future.

J. Frank Harrison, III
Chairman of the Board of Directors and
Chief Executive Officer

William B. Elmore
President and
Chief Operating Officer


Sprite
Coca-Cola
Mello Yello
Diet Coke
WAL-MART
RICK

If this bright, patriotic display weren't enough to capture consumers' interest, Rick the Robot would surely engage them. Rick appears at Wal-Mart stores and can even "talk!" He always draws an admiring crowd ... and helps boost displays and sales!

Discussion of Priorities and Strategies

In 2001, your Company produced solid financial results, posted healthy volume growth and gained momentum for the future. President and Chief Operating Officer Bill Elmore reviews your Company's priorities and strategies below.

Q. What were the major priorities for Coca-Cola Bottling Co. Consolidated in 2001?

A. In 2001, Coca-Cola Bottling Co. Consolidated's most important priorities were to improve the Company's financial strength by reducing debt and to increase the value of our consumer franchise through volume and share growth. We have been successful in achieving both of these priorities.

Last year, the Company employed a balanced approach toward managing the price/volume equation. By doing this, we enjoyed solid financial results while leading the Coke system in volume growth. Going forward, our charge is to generate profitable growth that can only come from both volume and price increases.

Q. What are the Company's financial priorities for 2002?

A. Debt reduction remains our highest priority. Over the past two years, we have generated more than $120 million in free cash flow which has enabled us to significantly reduce our debt and lease liabilities. This, along with very thoughtful interest rate management, led to an interest expense reduction of $9 million, or 17 percent, in 2001. Beyond the interest savings, a lower debt level creates shareholder value and increases our financial flexibility to capitalize on future business opportunities as they arise.

Q. How was the Company able to improve performance in 2001?

A. The short answer is productivity, but a lot of thought and hard work have gone into making that happen. We are now experiencing many of the benefits of our Value Chain initiative. We are selling more cases with fewer people from fewer vehicles through fewer sales branches and with lower inventory levels. By improving sales forecasting, supply planning and production scheduling, we have significantly lowered our manufacturing, warehousing and transportation costs. These improvements, coupled with better warehouse management processes, have also allowed us to significantly lower inventory levels while at the same time significantly reducing out-of-stock situations. By doing this, we have freed up funds for debt repayment while contributing to improvements in product quality. In addition,


DASANI
Enjoy
Coca-Cola
CLASSIC

DASANI HAS PROVEN TO BE A STRONG FORCE IN THE MARKETPLACE SINCE ITS 1999 INTRODUCTION. THIS DISPLAY SENDS A STRONG MESSAGE WHEN SITUATED BY PRODUCE, REMINDING SHOPPERS OF THE IRRESISTIBLY CLEAN TASTE OF THIS PURIFIED WATER.

we continue to realize increased operating efficiencies as we implement process improvements developed as part of our Technical Services and Distribution initiatives. We fully expect these two initiatives to yield benefits similar to the Value Chain initiative over the next couple of years.

Q. What steps have we taken to achieve better asset productivity?

A. In 2001, we began to streamline our sales branch network. We consolidated the operations of a number of small sales centers, which enables us to operate larger, more efficient facilities. This was done in a thoughtful manner to minimize the impact on our employees and customers. Additional consolidation has taken place in the first quarter of 2002.

We have also begun a major overhaul of our sales and distribution systems. In place of the traditional conventional route sales system, we are phasing in more pre-sell for both our take-home and cold drink customers. By doing this, we will make our entire system, from manufacturing all the way through to product delivery, more predictable, more cost-effective and better equipped to handle our ever increasing product line-up.

Q. What about new products and packages?

A. Consolidated continued in a leadership role in industry innovation in 2001. Not only did the Company play an upfront role in the introduction of several new products, we pioneered the development and introduction of the Fridge Pack, arguably the most significant packaging innovation in the soft drink industry since the Coca-Cola PET contour bottle.

Working with a key supplier and Coca-Cola North America, Consolidated developed and became the first bottler to introduce the sleek, consumer-friendly Fridge Pack. The Fridge Pack is a reconfigured 12-pack that was designed to better fit in a refrigerator. It is like having a mini-vending machine in every home. Consumers love it, as evidenced by the accelerated volume and margin growth we experienced in the months following the package's introduction. It took a significant investment in equipment and reconfiguring manufacturing lines to produce the Fridge Pack, but there is no question that it has been a resounding success. Consolidated has plans to bring additional exciting packaging innovations to market over the next few months.


Coca-Cola
Thirsty?

Glass-front venders, like this one in a busy hospital, were recently introduced into the at-work market. These innovative venders let thirsty consumers see the products that provide a refreshing break. Consumers can watch as the machine gently delivers their beverage of choice.

As for new products, Consolidated worked closely with Coca-Cola North America to create line extensions for Mello Yello. Already the system leader in Mello Yello sales, the new Mello Yello Cherry and Mello Yello Melon flavors helped Consolidated achieve solid growth last year in the key carbonated citrus soft drink category. In addition, the Company rolled out diet Coke with lemon in 2001 and introduced the 12-ounce POWERade package and 12-ounce and 24-ounce Dasani bottles.

Already in 2002, we have introduced Fanta flavors, 10-ounce bottles for our key brands, Minute Maid Fruit Punch and additional packaging for our highly successful Minute Maid Lemonade brand. Just like on the packaging front, there will be more brand introductions in the near future.

Q. How important is the water and noncarbonated beverage segment to the soft drink industry?

A. There is no question that the fast-growing water and noncarbonated categories are extremely important. Recognizing this, Consolidated was the first bottler to introduce Dasani in 1999. Dasani has grown by more than 50 percent for both of the last two years and has established itself as the market share leader in the water category in our territory. Clearly, Dasani is the strongest entry in our noncarbonated portfolio, but POWERade also posted a strong double-digit gain in volume in 2001.

Having said this, carbonated soft drinks still represent more than 90 percent of our business. It is absolutely essential that we continue to focus on growing sales of core brand carbonated soft drinks in the future just as we did in 2001.

A TRIBUTE



REID JONES

For 31 years, Coca-Cola Bottling Co. Consolidated has benefited from the wisdom, energy and integrity of H. Reid Jones. Reid joined the Board of Directors in 1970 and served until 2001.

The Shelby, N.C., native spent most of his career with the Cameron Brown Co. in Raleigh. He served Cameron Brown as vice president and manager of insurance operations for 20 years.

He retired from business in 1982 — but continued his service on CCBCC's board for another 19 years. Since his retirement, Reid has pursued two interests that are dear to him — gardening and bass fishing. Reid reports that he spent 277 days bass fishing in 2001 and plans to spend even more time at this passion in 2002.

His love of the environment led to his active involvement and leadership in groups such as the Nags Head Woods Ecological Preserve and Ducks Unlimited, for which he was North Carolina state chair and a national trustee. For his service, Reid was honored with the State Chairman of the Year award from Ducks Unlimited.

Reid has three grown children and two stepchildren. He and his wife, Veda, have been married for 24 years. They live near Southern Pines, N.C., where, he proudly points out, they have a trophy bass pond. The University of North Carolina at Chapel Hill alumnus is also a graduate of Sewanee Military Academy.

"I want to thank Reid for his many years of service to Coca-Cola Consolidated," said Frank Harrison, III, chairman and CEO. "We are grateful for his dedication and wise counsel. He will be missed. The entire board wishes him well in his retirement."

CONSOLIDATED

Table of Contents

Coca-Cola Bottling Co. Consolidated

Management's Discussion and Analysis

INTRODUCTION

The Company

Coca-Cola Bottling Co. Consolidated (the "Company") produces, markets and distributes carbonated and noncarbonated beverages, primarily products of The Coca-Cola Company, which include some of the most recognized and popular beverage brands in the world. The Company is currently the second largest bottler of products of The Coca-Cola Company in the United States. The Company also distributes several other beverage brands. The Company's product offerings include carbonated soft drinks, teas, juices, isotonics and bottled water. Over the past several years, the Company has expanded its bottling territory primarily throughout the southeast via acquisitions and, combined with internally generated growth, had net sales of over $1 billion in 2001. The Company is also a partner with The Coca-Cola Company in Piedmont Coca-Cola Bottling Partnership ("Piedmont"), a partnership that operates additional bottling territory with net sales of $297 million in 2001.

Acquisitions and Divestitures

On January 2, 2002, the Company purchased an additional 4.651% interest in Piedmont for $10.0 million from The Coca-Cola Company, increasing the Company's ownership in Piedmont to 54.651%. As a result of the increase in ownership, the results of operations, financial position and cash flows of Piedmont will be consolidated with those of the Company beginning in the first quarter of 2002. The Company's investment in Piedmont has been accounted for using the equity method for 2001 and prior years. Summarized financial information for Piedmont is included in the notes to the Company's financial statements.

During 2000, the Company sold most of its bottling territory in Kentucky and Ohio to another Coca-Cola bottler. The territory sold represented approximately 3% of the Company's annual sales volume. During 1999, the Company expanded its bottling territory by acquiring three Coca-Cola bottlers as follows:

- Carolina Coca-Cola Bottling Company, Inc., a Coca-Cola bottler with operations in central South Carolina in May 1999;
- The bottling rights and operating assets of a small Coca-Cola bottler in north central North Carolina in May 1999; and
- Lynchburg Coca-Cola Bottling Co., Inc., a Coca-Cola bottler with operations in central Virginia in October 1999.

New Accounting Pronouncements

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133"), which requires that all derivative instruments be recognized in the financial statements at fair value. The adoption of SFAS No. 133 did not have a significant impact on the results of operations, financial position or cash flows during 2001.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS No. 141") and Statement of

Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"). These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives not be amortized but instead be tested for impairment at least annually. These standards provide guidelines for new disclosure requirements and outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of SFAS Nos. 141 and 142 apply to all business combinations consummated after June 30, 2001. The provisions of SFAS No. 142 for existing goodwill and other intangible assets are required to be implemented effective the first day of fiscal year 2002. The Company anticipates the adoption of SFAS No. 142 will reduce amortization expense in 2002 by approximately $12.6 million for the Company and by approximately $8.4 million for Piedmont.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but it retains many of the fundamental provisions of that Statement. SFAS No. 144 also extends the reporting requirements to report separately as discontinued operations, components of an entity that have either been disposed of or classified as held for sale. The provisions of SFAS No. 144 are required to be adopted at the beginning of fiscal year 2002. The Company believes that such adoption will not have a material effect on its financial statements.

The Year in Review

The year was highlighted by an increase in constant territory physical case volume of slightly over 4%, a significant increase in net income and strong free cash flow. Total debt and capital lease obligations decreased from $697.2 million at December 31, 2000 to $679.3 million at December 30, 2001. Strong cash flow from operations enabled the Company to repay approximately $18 million in debt and purchase approximately $49 million of equipment previously leased. New products, new packaging, growth in noncarbonated beverages and an emphasis on our core carbonated brands helped the Company increase volume by 4% in 2001. This increase in volume for 2001 comes after a volume decline of 5% in 2000. Net selling price per case was relatively unchanged for the year. The Company increased its net selling price per case by approximately 6.5% in 2000.

The Company reported net income of $9.5 million or $1.08 per share for 2001 compared with net income of $6.3 million or $.72 per share for 2000. Net income for 2001 was favorably impacted by an income tax benefit of approximately $2.9 million, which resulted from the settlement of certain income tax matters with the Internal Revenue Service during the year. Operating results for 2000 included nonrecurring items that increased net income for the year by approximately $3.6 million. The nonrecurring income items in 2000 included a $5.6 million gain, net of tax, on the sale of bottling territory in Kentucky and Ohio offset partially by a provision for impairment of certain fixed assets of $2.0 million, net of tax.

The Company benefited from declining interest rates over the course of the year. The combination of lower interest rates and reduced long-term debt balances contributed to a decline in interest expense of approximately $9 million from 2000. The Company's operations produced record free cash flow during 2001. Total debt and capital lease obligations decreased from $697.2 million at December 31, 2000 to $679.3 million at December 30, 2001. Strong cash flow from operations enabled the Company to repay approximately $18 million in debt and purchase approximately $49 million of equipment previously leased. The Company reduced its long-term debt and lease liabilities by approximately $64 million in 2000.

The Company continues to focus on its key long-term objectives, including increasing per capita consumption, operating cash flow, free cash flow and stockholder value.

Significant Events of Prior Years

On June 1, 1994, the Company executed a management agreement with South Atlantic Canners, Inc. ("SAC"), a manufacturing cooperative located in Bishopville, South Carolina. SAC produces bottle and can product for its members. The Company is a member of the cooperative and receives a fee for managing the day-to-day operations of SAC pursuant to this ten-year management agreement.

On July 2, 1993, the Company and The Coca-Cola Company formed Piedmont to distribute and market soft drink products of The Coca-Cola Company and other third party licensors, primarily in certain portions of North Carolina and South Carolina. The Company provides a portion of the soft drink products to Piedmont and receives a fee for managing the business of Piedmont pursuant to a management agreement. The Company and The Coca-Cola

Company, through their respective subsidiaries, each beneficially owned a 50% interest in Piedmont at December 30, 2001. The Company has historically accounted for its investment in Piedmont using the equity method of accounting. As noted above, on January 2, 2002, the Company increased its ownership interest in Piedmont to 54.651% and The Coca-Cola Company's ownership in Piedmont was reduced to 45.349%. The results of operations, financial position and cash flows of Piedmont will be consolidated with those of the Company beginning in the first quarter of 2002.

Discussion of Critical Accounting Policies

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its trade accounts receivable based on a number of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company's recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company's business model or changes in the Company's capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of property, plant and equipment should be shortened, the Company would depreciate the net book value in excess of the estimated salvage value over its revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, vending equipment, transportation equipment or software could result in shortened useful lives. Long-lived assets are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of future cash flow is based upon, among other things, certain assumptions about expected future operating performance. The Company's estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

Goodwill and Other Intangible Assets

In the first quarter of 2002, the Company will adopt the provisions of SFAS No. 142. The Company anticipates the adoption of SFAS No. 142 will reduce amortization expense in 2002 by approximately $12.6 million for the Company and by approximately $8.4 million for Piedmont. During 2002, the Company will perform the first of the annual impairment tests of its goodwill and intangible assets with indefinite useful lives. The Company has performed a preliminary impairment test of its goodwill and intangible assets with indefinite useful lives and anticipates that this test will have no significant impact on the results of operations and financial condition of the Company in 2002.

Deferred Tax Assets

The Company records a valuation allowance to reduce the carrying value of its deferred tax assets to an amount that is more likely than not to be realized. While the Company has considered future taxable income and prudent and feasible tax planning strategies in assessing the need for the valuation allowance, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination was made.

Pension Benefits

The Company sponsors pension plans covering substantially all nonunion employees who meet eligibility requirements. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company, within certain guidelines. In addition, the Company's actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by the Company in future periods.

RESULTS OF OPERATIONS

2001 Compared to 2000

Net Income

The Company reported net income of $9.5 million or $1.08 per share for the fiscal year 2001 compared with net income of $6.3 million or $.72 per share for the fiscal year 2000. Diluted net income per share for 2001 was $1.07 compared to $.71 in 2000. Net income for 2001 was favorably impacted by an income tax benefit of approximately $2.9 million, which resulted from the settlement of certain income tax matters with the Internal Revenue Service during the year. Operating results for 2000 included nonrecurring items that increased net income for the year by approximately $3.6 million. The nonrecurring income items in 2000 included a $5.6 million gain, net of tax, on the sale of bottling territory in Kentucky and Ohio offset partially by a provision for impairment of certain fixed assets of $2.0 million, net of tax.

Net Sales and Gross Margin

The Company's net sales for 2001 were $1.02 billion, an increase of 2.8% compared to 2000. On a constant territory basis, net sales increased by approximately 4% in 2001 due to an increase in physical case volume of 4% with net selling price relatively unchanged compared to 2000. The growth in the Company's constant territory physical case volume was attributable to several different items. Sales of carbonated soft drinks were positively impacted by the introduction of new packaging for twelve-pack cans called Fridge Pack™ and line extensions for Mello Yello and diet Coke. Fridge Pack™ has been very popular with both retailers and consumers. The new Mello Yello flavors and diet Coke with lemon have helped these brands to grow at an increased rate. On a constant territory basis, volume for the Company's three largest selling brands, Coca-Cola classic, Sprite and diet Coke, increased during 2001 after volume declines during 2000.

Sales of the Company's noncarbonated beverages comprised 8.5% of the Company's total sales volume in 2001 compared to 7% in 2000. The Company continued to experience strong growth in its bottled water, Dasani. New packaging, including twelve-ounce bottles and multi-packs, contributed to an increase in volume of 52% for Dasani on a constant territory basis over 2000. New packages for POWERade, including twelve-ounce bottles, helped increase volume by 30% over prior year volume.

The Company's products are sold and distributed directly by its employees to retail stores and other outlets. During 2001, approximately 78% of the Company's physical case volume was sold in the take-home channel through supermarkets, convenience stores, drug stores and mass merchandisers. However, no individual customer accounted for as much as 10% of the Company's total sales volume.

While the Company's gross margin as a percentage of net sales declined in 2001 compared to 2000, it was 1.5% higher in 2001 than in 1999. Gross margin as a percentage of net sales increased from 44.2% in 1999 to 46.7% in 2000 and declined to 45.7% in 2001. The decline in the gross margin percentage in 2001 as compared to 2000 was attributable to an increase in cost of sales as a result of higher raw material costs and brand mix.

Cost of Sales and Operating Expenses

Cost of sales on a per unit basis increased approximately 0.9% for the year 2001 compared to 2000. Increases in raw material costs were partially offset by a package mix shift from bottles to cans and improvements in productivity.

Selling, general and administrative ("S,G&A") expenses for 2001 increased by approximately 1.4%

over the prior year on a constant territory basis. The increase in S,G&A expenses for 2001 was due primarily to higher employee compensation costs and an increase in sales development costs, offset by a reduction in lease expense resulting from the Company's purchase of certain assets that were previously leased and increased productivity. S,G&A expenses included an increase in the Company's allowance for doubtful accounts due to the bankruptcy filing of a large retail customer shortly after the end of the fiscal year. The Company produced, sold and delivered 4% more physical cases with 4% fewer employees than the prior year.

Based on the performance of the Company's pension plan investments and lower interest rates, it is anticipated that pension expense will increase from approximately $2 million in 2001 to approximately $6 million in 2002. The Company anticipates that due to current market conditions, its costs associated with nonhealth-related insurance will increase by approximately $1.5 million in 2002. The Company anticipates that the cost increases related to its pension plan and insurance will be offset partially by increased productivity.

The Company relies extensively on advertising and sales promotion in the marketing of its products. The Coca-Cola Company and other beverage companies that supply concentrates, syrups and finished products to the Company make substantial marketing and advertising expenditures to promote sales in the local territories served by the Company. The Company also benefits from national advertising programs conducted by The Coca-Cola Company and other beverage companies. Certain of the marketing expenditures by The Coca-Cola Company and other beverage companies are made pursuant to annual arrangements. Although The Coca-Cola Company has advised the Company that it intends to provide marketing funding support in 2002, it is not obligated to do so under the Company's master bottle contract. Significant decreases in marketing support from The Coca-Cola Company or other beverage companies could adversely impact operating results of the Company. Direct marketing funding and other support from The Coca-Cola Company and other beverage companies were $56.3 million in 2001 compared to $56.8 million in 2000.

In 2002, The Coca-Cola Company is providing the Company an opportunity to earn incremental marketing funding as part of a strategic growth initiative. The incremental marketing funding, which could amount to approximately $7 million for the Company and Piedmont on a combined basis, is subject to certain volume performance requirements in 2002.

Depreciation expense in 2001 increased $1.4 million or 2.1% on a reported basis and $1.8 million or 2.7% on a constant territory basis from 2000. The increase was due primarily to the purchase during the second quarter of 2001 of approximately $49 million of cold drink equipment that had previously been leased. This purchase was financed with the Company's lines of credit. Capital expenditures in 2001 totaled $96.7 million, which includes approximately $49 million of previously leased equipment as discussed above.

Investment in Piedmont

The Company's share of Piedmont's net income in 2001 was $.4 million. This compares to the Company's share of Piedmont's net income of $2.5 million in 2000. The decrease in income from Piedmont of $2.1 million resulted primarily from an increase in operating expenses. Piedmont's operating expenses increased by $10.4 million in 2001 due to higher employee compensation costs, an increase in sales development costs and an increase in management fees paid to the Company.

Interest Expense

Interest expense for 2001 of $44.3 million decreased by $9.0 million or 17% from 2000. The decrease in interest expense was attributable to lower average interest rates on the Company's outstanding debt and lower debt balances. The Company's overall weighted average interest rate decreased from an average of 7.3% during 2000 to an average of 6.5% during 2001. Total debt and capital lease obligations decreased from $697.2 million at December 31, 2000 to $679.3 million at December 30, 2001. Strong cash flow from operations enabled the Company to repay approximately $18 million in debt and purchase approximately $49 million of equipment previously leased.

Other Income (Expense)

Other expense for 2001 was $6.0 million, compared to other income of $1.0 million in 2000 and other expense of $5.4 million in 1999. The change in other income (expense) from 2000 is primarily due to nonrecurring items in 2000 that included a gain on the sale of bottling territory of $8.8 million, offset partially by a provision for impairment of certain fixed assets of $3.1 million. The Company recorded a provision for impairment of certain real estate for $.9 million in the fourth quarter of 2001. The impairment charge reflects an adjustment to estimated net realizable value of the real estate which was no longer required for the Company's ongoing operations. Also in 2001, the Company recorded a gain of $1.1 million on the sale of certain corporate transportation equipment and a loan loss provision of $1.6 million related to an outstanding loan to its equity investee, Data Ventures LLC.

Income Taxes

The effective tax rate for federal and state income taxes was approximately 19% in 2001 versus approximately 36% in 2000. The Company's income tax rate for 2001 was favorably impacted by the settlement of certain income tax issues with the Internal Revenue Service.

2000 Compared to 1999

Net Income

The Company reported net income of $6.3 million or basic net income per share of $.72 for fiscal year 2000 compared to $3.2 million or $.38 basic net income per share for fiscal year 1999. Diluted net income per share for 2000 was $.71 compared to $.37 in 1999. Net income in 2000 included the gain on the sale of bottling territory discussed above, offset partially by a provision for impairment of certain fixed assets.

Net Sales and Gross Margin

Net sales for 2000 grew by 2.3% to $995 million, compared to $973 million in 1999. On a constant territory basis, net sales increased by approximately 1% due to an increase in net selling price for the year of approximately 6.5% partially offset by a decline in unit volume of approximately 5% for the year.

Gross margin increased by $35.5 million from 1999 to 2000 representing an 8% increase. The increase in gross margin was driven by higher selling prices, which more than offset a decline in unit volume as discussed above. The Company's gross margin as a percentage of sales increased from 44.2% in 1999 to 46.7% in 2000. On a per unit basis, gross margin increased 13% in 2000 over 1999.

Cost of Sales and Operating Expenses

Cost of sales on a per unit basis increased by approximately 2% in 2000. This increase was due to significantly higher costs for concentrate and increased packaging costs, offset partially by decreases in manufacturing labor and overhead expenses.

S,G&A expenses increased by $31.3 million or 11% in 2000 over 1999 levels primarily due to a reduction in marketing funding received from The Coca-Cola Company. Direct marketing funding and other support from The Coca-Cola Company and other beverage companies declined from $74.7 million in 1999 to $56.8 million in 2000. The balance of the increase in S,G&A expenses was due to enhancements in employee compensation programs, higher fuel costs, costs associated with a strike by employees in certain branches of the Company's West Virginia territory (primarily security costs to protect Company personnel and assets) and compensation expense related to a restricted stock award for the Company's Chairman and Chief Executive Officer.

Depreciation expense in 2000 increased $4.2 million or 7%. The increase for 2000 was due to significant capital expenditures in 1999 of $264.1 million, of which approximately $155 million related to the purchase of equipment that was previously leased. Capital expenditures in 2000 totaled $49.2 million.

Investment in Piedmont

The Company's share of Piedmont's net income in 2000 was $2.5 million. This compares to the Company's share of Piedmont's net loss of $2.6 million in 1999. The increase in income from Piedmont of $5.1 million was due to improved operating results at Piedmont primarily due to higher gross margin resulting from increased net selling prices.

Interest Expense

Interest expense increased by $2.8 million or 5.5% in 2000. The increase was primarily due to higher interest rates on the Company's floating rate debt. The Company's overall weighted average borrowing rate for 2000 was 7.3% compared to 6.8% in 1999.

Other Income (Expense)

Other income for 2000 was approximately $1 million, a change of $6.4 million versus other expense of $5.4 million in 1999. The change in other income (expense) in 2000 was primarily due to a gain on the sale of bottling territory of $8.8 million, before tax, offset partially by a provision for impairment of certain fixed assets of $3.1 million, before tax.

Income Taxes

The effective tax rate for federal and state income taxes was approximately 36% in 2000 versus approximately 35% in 1999.

FINANCIAL CONDITION

Total assets increased slightly from $1.062 billion at December 31, 2000 to $1.064 billion at December 30, 2001. An increase in property, plant and equipment, including the purchase of $49 million of previously leased equipment, was offset by depreciation of property, plant and equipment and amortization of intangible assets, principally acquired franchise rights. The adoption of SFAS No. 142, as discussed above, will significantly reduce amortization of intangible assets in 2002.

Working capital decreased by $68.5 million to a deficit of $54.2 million at December 30, 2001 from $14.3 million at December 31, 2000. The change in working capital was primarily due to increases in the current portion of long-term debt of $46.8 million, in accounts payable, trade of $6.9 million and in amounts due to Piedmont of $8.2 million.

Total debt and capital lease obligations decreased from $697.2 million at December 31, 2000 to $679.3 million at December 30, 2001. Strong cash flow from operations enabled the Company to repay approximately $18 million in debt and purchase approximately $49 million of equipment previously leased.

The Company recorded a minimum pension liability adjustment of $11.0 million, net of tax, in the fourth quarter of 2001 to reflect the difference between the fair market value of the Company's pension plan assets and the accumulated benefit obligation of the plan.

LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Sources of capital for the Company include operating cash flows, bank borrowings, issuance of public or private debt and the issuance of equity securities. Management believes that the Company, through these sources, has sufficient financial resources available to maintain its current operations and provide for its current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax liabilities and dividends for stockholders. The amount and frequency of future dividends will be determined by the Company's Board of Directors in light of the earnings and financial condition of the Company at such time, and no assurance can be given that dividends will be declared in the future.

Investing Activities

Additions to property, plant and equipment during 2001 were $96.7 million, which included approximately $49 million of equipment that had previously been leased. Capital expenditures during 2001 were funded with cash flow from operations and short-term borrowings on the Company's available lines of credit. Leasing is used for certain capital additions when considered cost effective relative to other sources of capital. The Company currently leases two production facilities and certain distribution and administrative facilities.

At the end of 2001, the Company had no material commitments for the purchase of capital assets other than those related to normal replacement of equipment. The Company considers the acquisition of bottling territories on an ongoing basis. The Company anticipates that additions to property, plant and equipment in 2002 will be in the range of $50 to $60 million for the Company and Piedmont on a combined basis.

Financing Activities

In January 1999, the Company filed an $800 million shelf registration for debt and equity securities. The Company has used this shelf registration to issue $250 million of long-term debentures in 1999. The Company currently has $550 million available for use under this shelf registration.

The Company borrows periodically under its available lines of credit. These lines of credit, in the aggregate amount of $95 million at December 30, 2001, are made available at the discretion of the three participating banks and may be withdrawn at any time by such banks. The Company has a revolving credit facility of $170 million that can be used in the event the lines of credit are not available. There were no amounts outstanding under either the lines of credit or the revolving credit facility as of December 30, 2001. The Company intends to refinance its short-term debt maturities with currently available lines of credit and to negotiate a new revolving credit facility to replace the current facility that matures in December 2002.

The Company is a member of two cooperatives and guarantees a portion of these cooperatives' debt. The total of all debt guarantees on December 30, 2001 was $37.4 million.

The Company currently intends to refinance $97.5 million of debt that matures at Piedmont in May 2002 through its available credit facilities, which include its $170 million revolving credit facility and a shelf registration, of which approximately $550 million is available for use. The Company currently plans to loan $97.5 million to Piedmont to repay the debt which matures in May 2002. It is anticipated that

Piedmont will pay the Company interest based on a spread over the Company's average cost of funds.

With regards to the Company's $170 million term loan agreement, the Company must maintain its public debt ratings at investment grade as determined by both Moody's and Standard & Poor's. If the Company's public debt ratings fall below investment grade within 90 days after the public announcement of certain designated events and such ratings stay below investment grade for an additional 40 days, a trigger event resulting in a default occurs. The Company does not anticipate a trigger event will occur.

Interest Rate Hedging

The Company periodically uses interest rate hedging products to modify risk from interest rate fluctuations. The Company has historically altered its fixed/floating rate mix based upon anticipated cash flows from operations relative to the Company's debt level and the potential impact of increases in interest rates on the Company's overall financial condition. Sensitivity analyses are performed to review the impact on the Company's financial position and coverage of various interest rate movements. The Company does not use derivative financial instruments for trading purposes nor does it use leveraged financial instruments.

In October 2001, the Company terminated two interest rate swaps with a total notional amount of $100 million. The gain of $6.7 million from the termination of these swaps is being amortized as an adjustment to interest expense over 7.5 years, the remaining term of the initial swap agreements which corresponds to the life of the debt instrument being hedged. In 2002, interest expense will be approximately $.7 million lower than in 2001 as a result of this termination. In December 2001, two interest rate swap agreements were entered into with a total notional amount of $46 million. These new swap agreements allowed the Company to fix the interest rate on certain variable rate lease obligations and will be accounted for as cash flow hedges.

The weighted average interest rate of the debt portfolio as of December 30, 2001 was 5.7% compared to 7.1% at the end of 2000. The Company's overall weighted average borrowing rate on its long-term debt in 2001 decreased to 6.5% from 7.3% in 2000. Approximately 34% of the Company's debt portfolio of $676.9 million as of December 30, 2001 was maintained on a floating rate basis and is subject to changes in short-term interest rates. An increase in interest rates of 1% would have resulted in an increase in interest expense of approximately $2.2 million on a pre-tax basis in 2001.

FORWARD-LOOKING STATEMENTS

This Annual Report to Stockholders, as well as information included in future filings by the Company with the Securities and Exchange Commission and information contained in written material, press releases and oral statements issued by or on behalf of the Company, contains, or may contain, several forward-looking management comments and other statements that reflect management's current outlook for future periods. These statements include, among others, statements relating to: the consolidation of results of operations, financial position and cash flows of Piedmont with those of the Company, the effects of the adoption of SFAS No. 142 and SFAS No. 144, the Company's focus on key long-term objectives, including increasing per capita consumption, operating cash flow, free cash flow and stockholder value, anticipated increases in pension expense, anticipated costs associated with nonhealth-related insurance, anticipated increased productivity, potential marketing support from The Coca-Cola Company, sufficiency of financial resources, anticipated additions to property, plant and equipment, the amount and frequency of future dividends, refinancing of short-term debt maturities, negotiation of a new revolving credit facility, refinancing of certain debt at Piedmont, Piedmont's payment of interest to the Company and management's belief that a trigger event will not occur under the Company's $170 million term loan agreement. These statements and expectations are based on the current available competitive, financial and economic data along with the Company's operating plans, and are subject to future events and uncertainties. Among the events or uncertainties which could adversely affect future periods are: lower than expected net pricing resulting from increased marketplace competition, changes in how significant customers market our products, an inability to meet performance requirements for expected levels of marketing support payments from The Coca-Cola Company, an inability to meet requirements under bottling contracts, the inability of our aluminum can or PET bottle suppliers to meet our demand, material changes from expectations in the cost of raw materials, higher than expected fuel prices, an inability to meet projections for performance in acquired bottling territories and unfavorable interest rate fluctuations.

Report of Management

The management of Coca-Cola Bottling Co. Consolidated (the "Company") is responsible for the preparation and integrity of the consolidated financial statements of the Company. The financial statements and notes have been prepared by the Company in accordance with generally accepted accounting principles and, in the judgment of management, present fairly the Company's financial position and results of operations. The financial information contained elsewhere in this annual report is consistent with that in the financial statements. The financial statements and other financial information in this annual report include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

The Internal Audit Department of the Company reviews, evaluates, monitors and makes recommendations on both administrative and accounting controls, and acts as an integral, but independent, part of the system of internal controls.

The Company's independent accountants were engaged to perform an audit of the consolidated financial statements. This audit provides an objective outside review of management's responsibility to report operating results and financial condition. Working with the Company's internal auditors, the independent accountants review and perform tests, as appropriate, of the data included in the financial statements.

The Board of Directors discharges its responsibility for the Company's financial statements primarily through its Audit Committee. The Audit Committee meets periodically with the independent accountants, internal auditors and management. Both the independent accountants and internal auditors have direct access to the Audit Committee to discuss the scope and results of their work, the adequacy of internal accounting controls and the quality of financial reporting.

William B. Elmore
President and Chief Operating Officer

David V. Singer
Executive Vice President and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Stockholders of Coca-Cola Bottling Co. Consolidated:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Coca-Cola Bottling Co. Consolidated and its subsidiaries (the "Company") at December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 15, 2002

Coca-Cola Bottling Co. CONSOLIDATED

Consolidated Balance Sheets

In Thousands (Except Share Data)	Dec. 30, 2001	Dec. 31, 2000
ASSETS		
Current assets:		
Cash	$ 16,912	$ 8,425
Accounts receivable, trade, less allowance for doubtful accounts of $1,863 and $918	63,974	62,661
Accounts receivable from The Coca-Cola Company	3,935	5,380
Accounts receivable, other	5,253	8,247
Inventories	39,916	40,502
Prepaid expenses and other current assets	13,379	14,026
Total current assets	143,369	139,241
Property, plant and equipment, net	462,689	437,926
Investment in Piedmont Coca-Cola Bottling Partnership	60,203	62,730
Other assets	52,140	60,846
Franchise rights and goodwill, net	335,662	347,207
Other identifiable intangible assets, net	10,396	14,147
Total	$1,064,459	$1,062,097

See Accompanying Notes to Consolidated Financial Statements.

	Dec. 30, 2001	Dec. 31, 2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Portion of long-term debt payable within one year	$ 56,708	$ 9,904
Current portion of obligations under capital leases	1,489	3,325
Accounts payable, trade	28,370	21,477
Accounts payable to The Coca-Cola Company	7,925	3,802
Other accrued liabilities	49,169	45,321
Due to Piedmont Coca-Cola Bottling Partnership	24,682	16,436
Accrued compensation	17,350	14,201
Accrued interest payable	11,878	10,483
Total current liabilities	197,571	124,949
Deferred income taxes	133,743	148,655
Other liabilities	94,973	76,061
Obligations under capital leases	935	1,774
Long-term debt	620,156	682,246
Total liabilities	1,047,378	1,033,685
Commitments and Contingencies (Note 11)		
Stockholders' Equity:		
Convertible Preferred Stock, $100.00 par value:		
Authorized-50,000 shares; Issued-None		
Nonconvertible Preferred Stock, $100.00 par value:		
Authorized-50,000 shares; Issued-None		
Preferred Stock, $.01 par value:		
Authorized-20,000,000 shares; Issued-None		
Common Stock, $1.00 par value:		
Authorized-30,000,000 shares; Issued-9,454,651 shares	9,454	9,454
Class B Common Stock, $1.00 par value:		
Authorized-10,000,000 shares; Issued-2,989,166 and 2,969,166 shares	2,989	2,969
Class C Common Stock, $1.00 par value:		
Authorized-20,000,000 shares; Issued-None		
Capital in excess of par value	91,004	99,020
Accumulated deficit	(12,307)	(21,777)
Accumulated other comprehensive loss	(12,805)	
	78,335	89,666
Less-Treasury stock, at cost:		
Common-3,062,374 shares	60,845	60,845
Class B Common-628,114 shares	409	409
Total stockholders' equity	17,081	28,412
Total	$1,064,459	$1,062,097

See Accompanying Notes to Consolidated Financial Statements.

Coca-Cola Bottling Co. Consolidated

Consolidated Statements of Operations

In Thousands (Except Per Share Data)	Fiscal Year 2001	2000	1999
Net sales (includes sales to Piedmont of $71,170, $69,539 and $68,046)	$1,022,686	$995,134	$972,551
Cost of sales, excluding depreciation shown below (includes $53,033, $53,463 and $56,439 related to sales to Piedmont)	555,570	530,241	543,113
Gross margin	467,116	464,893	429,438
Selling, general and administrative expenses, excluding depreciation shown below	323,668	323,223	291,907
Depreciation expense	66,134	64,751	60,567
Amortization of goodwill and intangibles	15,296	14,712	13,734
Restructuring expense			2,232
Income from operations	62,018	62,207	60,998
Interest expense	44,322	53,346	50,581
Other income (expense), net	(6,000)	974	(5,431)
Income before income taxes	11,696	9,835	4,986
Income taxes	2,226	3,541	1,745
Net income	$ 9,470	$ 6,294	$ 3,241
Basic net income per share	$ 1.08	$ .72	$ .38
Diluted net income per share	$ 1.07	$ .71	$ .37
Weighted average number of common shares outstanding	8,753	8,733	8,588
Weighted average number of common shares outstanding—assuming dilution	8,821	8,822	8,708

See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Fiscal Year		
In Thousands	**2001**	2000	1999
Cash Flows from Operating Activities			
Net income	**$ 9,470**	$ 6,294	$ 3,241
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	**66,134**	64,751	60,567
Amortization of goodwill and intangibles	**15,296**	14,712	13,734
Deferred income taxes	**2,226**	3,541	1,745
Gain on sale of bottling territory		(8,829)	
Provision for impairment of property, plant and equipment	**947**	3,066	
Losses on sale of property, plant and equipment	**1,297**	2,284	2,755
Amortization of debt costs	**830**	938	836
Amortization of deferred gain related to terminated interest rate swaps	**(1,183)**	(819)	(563)
Undistributed (earnings) losses of Piedmont	**(417)**	(2,514)	2,631
(Increase) decrease in current assets less current liabilities	**32,770**	(2,554)	9,639
(Increase) decrease in other noncurrent assets	**501**	(506)	(8,451)
Increase (decrease) in other noncurrent liabilities	**(6,010)**	3,868	9,702
Other	**82**	58	334
Total adjustments	**112,473**	77,996	92,929
Net cash provided by operating activities	**121,943**	84,290	96,170
Cash Flows from Financing Activities			
Proceeds from the issuance of long-term debt			251,165
Repayment of current portion of long-term debt	**(2,385)**	(26,750)	(30,115)
Proceeds from (repayment of) lines of credit, net	**(12,900)**	(33,700)	10,200
Cash dividends paid	**(8,753)**	(8,733)	(8,549)
Payments on capital lease obligations	**(2,868)**	(4,528)	(4,938)
Termination of interest rate swap agreements	**6,704**	(292)	
Debt fees paid			(3,266)
Other	**(230)**	(387)	(468)
Net cash provided by (used in) financing activities	**(20,432)**	(74,390)	214,029
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(96,684)**	(49,168)	(264,139)
Proceeds from the sale of property, plant and equipment	**3,660**	16,366	753
Acquisitions of companies, net of cash acquired		(723)	(44,454)
Proceeds from sale of bottling territory		23,000	
Net cash used in investing activities	**(93,024)**	(10,525)	(307,840)
Net increase (decrease) in cash	**8,487**	(625)	2,359
Cash at beginning of year	**8,425**	9,050	6,691
Cash at end of year	**$ 16,912**	$ 8,425	$ 9,050
Significant non-cash investing and financing activities			
Capital lease obligations incurred	**$ 456**	$ 1,313	$ 14,225
Issuance of Class B Common Stock in connection with stock award	**757**		
Issuance of Common Stock in connection with acquisition			21,961

See Accompanying Notes to Consolidated Financial Statements.

Coca-Cola Bottling Co. Consolidated

Consolidated Statements of Changes in Stockholders' Equity

In Thousands	Common Stock	Class B Common Stock	Capital in Excess of Par Value	Accum. Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance on January 3, 1999	$9,086	$2,969	$ 94,709	$(31,312)	$ —	$(61,254)	$14,198
Net income				3,241			3,241
Cash dividends paid			(8,549)				(8,549)
Issuance of Common Stock in connection with acquisition	368		21,593				21,961
Balance on January 2, 2000	$9,454	$2,969	$107,753	$(28,071)	$ —	$(61,254)	$30,851
Net income				6,294			6,294
Cash dividends paid			(8,733)				(8,733)
Balance on December 31, 2000	$9,454	$2,969	$ 99,020	$(21,777)	$ —	$(61,254)	$28,412
Comprehensive income (loss):							
Net income				9,470			9,470
Change in fair market value of cash flow hedges, net of tax					4		4
Proportionate share of Piedmont's accum. other comprehensive loss at adoption of SFAS No. 133, net of tax					(947)		(947)
Change in proportionate share of Piedmont's accum. other comprehensive loss, net of tax					(878)		(878)
Minimum pension liability adjustment, net of tax					(10,984)		(10,984)
Total comprehensive income (loss)							(3,335)
Cash dividends paid			(8,753)				(8,753)
Issuance of Class B Common Stock		20	737				757
Balance on December 30, 2001	**$9,454**	**$2,989**	**$ 91,004**	**$(12,307)**	**$(12,805)**	**$(61,254)**	**$17,081**

See Accompanying Notes to Consolidated Financial Statements.

1 SIGNIFICANT ACCOUNTING POLICIES

Coca-Cola Bottling Co. Consolidated (the "Company") is engaged in the production, marketing and distribution of carbonated and noncarbonated beverages, primarily products of The Coca-Cola Company. The Company operates in portions of 11 states, principally in the southeastern region of the United States.

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Acquisitions recorded as purchases are included in the statement of operations from the date of acquisition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The fiscal years presented are the 52-week periods ended December 30, 2001, December 31, 2000 and January 2, 2000. The Company's fiscal year ends on the Sunday closest to December 31.

Certain prior year amounts have been reclassified to conform to current year classifications.

The Company's significant accounting policies are as follows:

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and cash equivalents, which are highly liquid debt instruments with maturities of less than 90 days.

Credit Risk of Trade Accounts Receivable

The Company sells its products to large chain stores and other customers and extends credit, generally without requiring collateral, based on an ongoing evaluation of the customer's business prospects and financial condition. The Company monitors its exposure to losses on trade accounts receivable and maintains an allowance for potential losses or adjustments. The Company's trade accounts receivable are typically collected within approximately 30 days from the date of sale.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method ("FIFO") or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Additions and major replacements or betterments are added to the assets at cost. Maintenance and repair costs and minor replacements are charged to expense when incurred. When assets are replaced or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and the gains or losses, if any, are reflected in income.

Software

The Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" in the first quarter of 1999. This statement requires capitalization of certain costs incurred in the development of internal-use software. Software is amortized using the straight-line method over its estimated useful life.

Investment in Piedmont Coca-Cola Bottling Partnership

Prior to January 2, 2002, the Company beneficially owned a 50% interest in Piedmont Coca-Cola Bottling Partnership ("Piedmont"). The Company accounted for its interest in Piedmont using the equity method of accounting. With respect to Piedmont, sales of soft drink products at cost, management fee revenue and the Company's share of Piedmont's results from operations are included in "Net sales" for all periods presented. See Note 3 and Note 15 for additional information.

On January 2, 2002, the Company purchased an additional 4.651% interest in Piedmont from The Coca-Cola Company, increasing the Company's ownership to 54.651%. As a result of the increase in ownership, the results of operations, financial position and cash flows of Piedmont will be consolidated with those of the Company beginning in the first quarter of 2002. See Note 3 for additional information.

Revenue Recognition

Revenues are recognized when finished products are delivered to customers and both title and the risks and rewards of ownership are transferred. Appropriate provision is made for uncollectible accounts.

Income Taxes
The Company provides deferred income taxes for the tax effects of temporary differences between the financial reporting and income tax bases of the Company's assets and liabilities.

Benefit Plans
The Company has a noncontributory pension plan covering substantially all nonunion employees and one noncontributory pension plan covering certain union employees. Costs of the plans are charged to current operations and consist of several components of net periodic pension cost based on various actuarial assumptions regarding future experience of the plans. In addition, certain other union employees are covered by plans provided by their respective union organizations. The Company expenses amounts as paid in accordance with union agreements. The Company recognizes the cost of postretirement benefits, which consist principally of medical benefits, during employees' periods of active service.

Amounts recorded for benefit plans reflect estimates related to future interest rates, investment returns, employee turnover, wage increases and health care costs. The Company reviews all assumptions and estimates on an ongoing basis.

Intangible Assets and Goodwill
Identifiable intangible assets resulting from the acquisition of Coca-Cola bottling franchises accounted for by the purchase method are recorded based upon fair market value at the date of acquisition and are being amortized on a straight-line basis over periods ranging from 17 to 40 years. Goodwill is being amortized on a straight-line basis over 40 years.

Impairment of Long-lived Assets
The Company continually monitors conditions that may affect the carrying value of its intangible or other long-lived assets. When conditions indicate potential impairment of an intangible or other long-lived asset, the Company will undertake necessary market studies and reevaluate projected future cash flows associated with the asset. When projected future cash flows, not discounted for the time value of money, are less than the carrying value of the asset, the asset will be written down to its estimated net realizable value.

Net Income Per Share
Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income available for common stockholders by the weighted average number of Common and Class B Common shares outstanding. Diluted EPS gives effect to all securities representing potential common shares that were dilutive and outstanding during the period.

Derivative Financial Instruments
On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133"), which requires that all derivative instruments be recognized in the financial statements at fair value. The adoption of SFAS No. 133 did not have a significant impact on the results of operations, financial position or cash flows during 2001.

The Company uses derivative financial instruments to manage its exposure to movements in interest rates. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk to the Company. The Company does not use financial instruments for trading purposes, nor does it use leveraged financial instruments. The Company has determined that its derivative financial instruments qualify as either fair value or cash flow hedges, having values that highly correlate with the underlying hedged exposures and have designated such instruments as hedging transactions. Credit risk related to the derivative financial instruments is considered minimal and is managed by requiring high credit standards for its counterparties and periodic settlements.

Changes in fair value of derivative financial instruments are recorded as adjustments to the assets or liabilities being hedged in the statement of operations or in accumulated other comprehensive income (loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction represented and the effectiveness of the hedge.

Insurance Programs
In general, the Company is self-insured for costs of casualty claims and medical claims. The Company uses commercial insurance for casualty claims and medical claims as a risk reduction strategy to minimize catastrophic losses. Casualty losses are provided for using actuarial assumptions and procedures followed in the insurance industry, adjusted for company-specific history and expectations.

Marketing Costs and Support Arrangements

The Company directs various advertising and marketing programs supported by The Coca-Cola Company or other franchisers. Under these programs, certain costs incurred by the Company are reimbursed by the applicable franchiser. Franchiser funding is recognized when performance measures are met or as funded costs are incurred.

2 ACQUISITIONS AND DIVESTITURES

On May 28, 1999, the Company acquired all of the outstanding capital stock of Carolina Coca-Cola Bottling Company, Inc. ("Carolina") in exchange for 368,482 shares of the Company's Common Stock, installment notes and cash. The total purchase price was approximately $37 million. Carolina was a Coca-Cola bottler with operations in central South Carolina.

On October 29, 1999, the Company acquired substantially all of the outstanding capital stock of Lynchburg Coca-Cola Bottling Company, Inc. ("Lynchburg") for approximately $24 million, in cash. Lynchburg was a Coca-Cola bottler with operations in central Virginia.

The Company used its lines of credit for the cash portion of the acquisitions described above. These acquisitions have been accounted for under the purchase method of accounting.

On September 29, 2000, the Company sold substantially all of its bottling territory in the states of Kentucky and Ohio to Coca-Cola Enterprises Inc. The Company received cash proceeds of $23.0 million related to the sale of this territory and certain other operating assets. The Company recorded a pre-tax gain of $8.8 million as a result of this sale. The bottling territory sold represented approximately 3% of the Company's annual sales volume.

3 INVESTMENT IN PIEDMONT COCA-COLA BOTTLING PARTNERSHIP

On July 2, 1993, the Company and The Coca-Cola Company formed Piedmont to distribute and market carbonated and noncarbonated beverages primarily in certain portions of North Carolina and South Carolina. Prior to January 2, 2002, the Company and The Coca-Cola Company, through their respective subsidiaries, each beneficially owned a 50% interest in Piedmont. The Company provides a portion of the soft drink products for Piedmont at cost and receives a fee for managing the operations of Piedmont pursuant to a management agreement.

Summarized financial information for Piedmont was as follows:

In Thousands	**Dec. 30, 2001**	Dec. 31, 2000
Current assets	**$ 55,848**	$ 48,068
Noncurrent assets	**309,664**	319,788
Total assets	**$365,512**	$367,856
Current liabilities	**$114,132**	$ 17,342
Noncurrent liabilities	**130,974**	225,054
Total liabilities	**245,106**	242,396
Partners' equity	**126,294**	125,460
Accumulated other comprehensive loss	**(5,888)**	
Total liabilities and partners' equity	**$365,512**	$367,856
Company's equity investment	**$ 60,203**	$ 62,730

3 INVESTMENT IN PIEDMONT COCA-COLA BOTTLING PARTNERSHIP (continued)

	Fiscal Year		
In Thousands	2001	2000	1999
Net sales	$296,900	$286,781	$278,202
Cost of sales	153,643	147,671	152,042
Gross margin	143,257	139,110	126,160
Income from operations	13,330	18,948	7,803
Net income (loss)	$ 834	$ 5,028	$ (5,262)
Company's equity in net income (loss)	$ 417	$ 2,514	$ (2,631)

The Company currently intends to refinance $97.5 million of debt that matures at Piedmont in May 2002 through its available credit facilities, which include its $170 million revolving credit facility and a shelf registration, of which approximately $550 million is available for use. The Company currently plans to loan $97.5 million to Piedmont to repay the debt which matures in May 2002. It is anticipated that Piedmont will pay the Company interest based on a spread over the Company's average cost of funds.

On January 2, 2002, the Company purchased an additional 4.651% interest in Piedmont from The Coca-Cola Company, increasing the Company's ownership in Piedmont to 54.651%. As a result of the increase in ownership, the results of operations, financial position and cash flows of Piedmont will be consolidated with those of the Company beginning in the first quarter of 2002.

The following unaudited proforma condensed financial information reflects the consolidation of Piedmont's financial position and results of operations with those of the Company as if the additional purchase had occurred at the beginning of 2001.

In Thousands	Dec. 30, 2001
Current assets	$ 174,535
Noncurrent assets	1,172,271
Total assets	$1,346,806
Current liabilities	$ 287,671
Noncurrent liabilities	988,057
Total liabilities	1,275,728
Minority interest	54,603
Stockholders' equity	16,475
Total liabilities, minority interest and stockholders' equity	$1,346,806

In Thousands	Fiscal Year 2001
Net sales	$1,237,018
Cost of sales	656,180
Gross margin	580,838
Income from operations	74,827
Minority interest	378
Net income	$ 9,034

Piedmont has several interest rate swap agreements that have been designated as cash flow hedges. The Company's proportionate share of Piedmont's accumulated other comprehensive loss, net of tax, resulting from the effect of adoption of SFAS No. 133 and the impact during 2001 related to Piedmont were as follows:

In Thousands	Fiscal Year 2001
Impact of adoption, net of tax	**$ 947**
Change in fair market value of cash flow hedges during 2001, net of tax	**878**
Company's proportionate share of Piedmont's accumulated other comprehensive loss, net of tax	**$1,825**

4 INVENTORIES

Inventories were summarized as follows:

In Thousands	**Dec. 30, 2001**	Dec. 31, 2000
Finished products	**$23,637**	$22,907
Manufacturing materials	**11,893**	13,330
Plastic pallets and other	**4,386**	4,265
Total inventories	**$39,916**	$40,502

5 PROPERTY, PLANT AND EQUIPMENT

The principal categories and estimated useful lives of property, plant and equipment were as follows:

In Thousands	**Dec. 30, 2001**	Dec. 31, 2000	Estimated Useful Lives
Land	**$ 11,158**	$ 11,311	
Buildings	**95,338**	97,012	10-50 years
Machinery and equipment	**93,658**	94,652	5-20 years
Transportation equipment	**140,512**	133,886	4-13 years
Furniture and fixtures	**38,119**	36,519	4-10 years
Vending equipment	**334,975**	285,714	6-13 years
Leasehold and land improvements	**40,969**	39,597	5-20 years
Software for internal use	**21,850**	17,207	3-7 years
Construction in progress	**1,908**	1,162	
Total property, plant and equipment, at cost	**778,487**	717,060	
Less: Accumulated depreciation and amortization	**315,798**	279,134	
Property, plant and equipment, net	**$462,689**	$437,926	

In the fourth quarter of 2001, the Company recorded a provision for impairment of certain real estate for $.9 million, which was classified in "Other income (expense), net." The impairment charge reflects an adjustment to estimated net realizable value of the real estate which was no longer required for the Company's ongoing operations. In the third quarter of 2000, the Company recorded a provision for impairment of certain fixed assets for $3.1 million, which was classified in "Other income (expense), net."

6 FRANCHISE RIGHTS AND GOODWILL

In Thousands	Dec. 30, 2001	Dec. 31, 2000	Estimated Useful Lives
Franchise rights	$353,388	$353,388	40 years
Goodwill	112,097	112,097	40 years
Franchise rights and goodwill	465,485	465,485	
Less: Accumulated amortization	129,823	118,278	
Franchise rights and goodwill, net	$335,662	$347,207	

7 OTHER IDENTIFIABLE INTANGIBLE ASSETS

In Thousands	Dec. 30, 2001	Dec. 31, 2000	Estimated Useful Life
Customer lists	$54,864	$54,864	20 years
Other	16,316	16,316	17-23 years
Other identifiable intangible assets	71,180	71,180	
Less: Accumulated amortization	60,784	57,033	
Other identifiable intangible assets, net	$10,396	$14,147	

8 LONG-TERM DEBT

Long-term debt was summarized as follows:

In Thousands	Maturity	Interest Rate	Interest Paid	Dec. 30, 2001	Dec. 31, 2000
Lines of Credit	2002		Varies	$ —	$ 12,900
Term Loan Agreement	2004	2.64%	Varies	85,000	85,000
Term Loan Agreement	2005	2.64%	Varies	85,000	85,000
Medium-Term Notes	2002	8.56%	Semi-annually	47,000	47,000
Debentures	2007	6.85%	Semi-annually	100,000	100,000
Debentures	2009	7.20%	Semi-annually	100,000	100,000
Debentures	2009	6.38%	Semi-annually	250,000	250,000
Other notes payable	2002-2006	5.75%-10.00%	Varies	9,864	12,250
				676,864	692,150
Less: Portion of long-term debt payable within one year				56,708	9,904
Long-term debt				$620,156	$682,246

The principal maturities of long-term debt outstanding on December 30, 2001 were as follows:

In Thousands	
2002	$ 56,708
2003	31
2004	85,025
2005	85,020
2006	80
Thereafter	450,000
Total long-term debt	$676,864

The Company has a revolving credit facility for borrowings of up to $170 million that matures in December 2002. The Company intends to negotiate a new revolving credit facility to replace the current facility. The agreement contains covenants which establish ratio requirements related to debt, interest expense and cash flow. A facility fee of 1/8% per year on the banks' commitment is payable quarterly. There was no outstanding balance under this facility as of December 30, 2001.

The Company borrows periodically under its available lines of credit. These lines of credit, in the aggregate amount of $95 million at December 30, 2001, are made available at the discretion of the three participating banks and may be withdrawn at any time by such banks. There were no borrowings outstanding under the lines of credit as of December 30, 2001. The Company intends to refinance short-term maturities with currently available lines of credit.

In January 1999, the Company filed an $800 million shelf registration for debt and equity securities. The Company used this shelf registration to issue $250 million of long-term debentures in 1999. The Company currently has $550 million available for use under this shelf registration.

After taking into account all of the interest rate hedging activities, the Company had a weighted average interest rate of 5.7% for the debt portfolio as of December 30, 2001 compared to 7.1% at December 31, 2000. The Company's overall weighted average borrowing rate on its long-term debt was 6.5%, 7.3% and 6.8% for 2001, 2000 and 1999, respectively.

As of December 30, 2001, approximately $230 million or 34% of the total debt portfolio was subject to changes in short-term interest rates. The Company considers all floating rate debt and fixed rate debt with a maturity of less than one year to be subject to changes in short-term interest rates.

If average interest rates for the floating rate component of the Company's debt portfolio increased by 1%, annual interest expense for the year ended December 30, 2001 would have increased by approximately $2.2 million and net income would have been reduced by approximately $1.4 million.

With regards to the Company's $170 million term loan agreement, the Company must maintain its public debt ratings at investment grade as determined by both Moody's and Standard & Poor's. If the Company's public debt ratings fall below investment grade within 90 days after the public announcement of certain designated events and such ratings stay below investment grade for an additional 40 days, a trigger event resulting in a default occurs. The Company does not anticipate a trigger event will occur.

9 DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses interest rate hedging products to modify risk from interest rate fluctuations. The Company has historically used derivative financial instruments from time to time to achieve a targeted fixed/floating interest rate mix. This target is based upon anticipated cash flows from operations relative to the Company's debt level and the potential impact of increases in interest rates on the Company's overall financial condition.

The Company does not use derivative financial instruments for trading or other speculative purposes nor does it use leveraged financial instruments. All of the Company's outstanding interest rate swap agreements are LIBOR-based.

Derivative financial instruments were summarized as follows:

	December 30, 2001		December 31, 2000	
In Thousands	**Notional Amount**	**Remaining Term**	Notional Amount	Remaining Term
Interest rate swap-fixed	**$27,000**	**.95 years**		
Interest rate swap-fixed	**19,000**	**.95 years**		
Interest rate swaps-floating			$100,000	8.25 years

In October 2001, the Company terminated two interest rate swaps with a total notional amount of $100 million. The gain of $6.7 million from the termination of these swaps is being amortized as an adjustment to interest expense over 7.5 years, the remaining term of the initial swap agreements which corresponds to the life of the debt instrument being hedged.

In December 2001, interest rate swap agreements were entered into with a total notional amount of $46 million. These new swap agreements are accounted for as cash flow hedges. These agreements allowed the Company to fix the interest rate on certain variable rate lease obligations.

The counterparties to these contractual arrangements are major financial institutions with which the Company also has other financial relationships. The Company is exposed to credit loss in the event of nonperformance by these counterparties. However, the Company does not anticipate nonperformance by the other parties.

10 FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

Cash, Accounts Receivable and Accounts Payable: The fair values of cash, accounts receivable and accounts payable approximate carrying values due to the short maturity of these financial instruments.

Public Debt: The fair values of the Company's public debt are based on estimated market prices.

Non-Public Variable Rate Long-Term Debt: The carrying amounts of the Company's variable rate borrowings approximate their fair values.

Non-Public Fixed Rate Long-Term Debt: The fair values of the Company's fixed rate long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Financial Instruments: Fair values for the Company's interest rate swaps are based on current settlement values.

The carrying amounts and fair values of the Company's long-term debt and derivative financial instruments were as follows:

	December 30, 2001		December 31, 2000	
In Thousands	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Public debt	$497,000	$493,993	$497,000	$480,687
Non-public variable rate long-term debt	170,000	170,000	182,900	182,900
Non-public fixed rate long-term debt	9,864	9,868	12,250	12,433
Interest rate swaps	(7)	(7)		1,669

The fair values of the interest rate swaps at December 30, 2001 represent the estimated amount the Company would have received upon termination of these agreements. The fair values of the interest rate swaps at December 31, 2000 represent the estimated amount the Company would have had to pay to terminate these agreements.

11 COMMITMENTS AND CONTINGENCIES

Operating lease payments are charged to expense as incurred. Such rental expenses included in the consolidated statements of operations were $12.4 million, $15.7 million and $13.7 million for 2001, 2000 and 1999, respectively.

The following is a summary of future minimum lease payments for all capital leases and operating leases as of December 30, 2001.

In Thousands	Capital Leases	Operating Leases	Total
2002	$1,489	$ 9,905	$11,394
2003	798	9,144	9,942
2004	313	8,818	9,131
2005		8,149	8,149
2006		7,980	7,980
Thereafter		24,493	24,493
Total minimum lease payments	$2,600	$68,489	$71,089
Less: Amounts representing interest	176		
Present value of minimum lease payments	2,424		
Less: Current portion of obligations under capital leases	1,489		
Long-term portion of obligations under capital leases	$ 935		

The Company is a member of South Atlantic Canners, Inc. ("SAC"), a manufacturing cooperative, from which it is obligated to purchase a specified number of cases of finished product on an annual basis. The contractual minimum annual purchases required from SAC are approximately $40 million. See Note 15 to the consolidated financial statements for additional information concerning SAC.

The Company guarantees a portion of the debt for one cooperative from which the Company purchases plastic bottles. The Company also guarantees a portion of debt for SAC. See Note 15 to the consolidated financial statements for additional information concerning these financial guarantees. The total of all debt guarantees on December 30, 2001 was $37.4 million.

The Company entered into a purchase agreement for aluminum cans on an annual basis through 2003. The estimated annual purchases under this agreement are approximately $100 million for 2002 and 2003.

On August 3, 1999, North American Container, Inc. filed a complaint in the United States District Court for the Northern District of Texas against the Company and 44 other defendants. By its First Amended Complaint filed in April 2000, the plaintiff seeks to enforce United States Reissue Patent No. RIE 36,639 and alleges that the plastic containers used by the Company in connection with the distribution of soft drinks and other products infringe the patent. The Company has notified its suppliers of the lawsuit and has asserted indemnification claims against them. The Company's suppliers have assumed the defense of the claim pursuant to a written agreement providing for indemnification. The Company's suppliers are vigorously defending the claim and the Company believes it has meritorious defenses against the imposition of any liability in this action.

The Company is involved in other various claims and legal proceedings which have arisen in the ordinary course of its business. The Company believes that the ultimate disposition of the above noted litigation and its other claims and legal proceedings will not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

12 INCOME TAXES

The provision for income taxes consisted of the following:

	Fiscal Year		
In Thousands	2001	2000	1999
Current:			
Federal	$ —	$ —	$ —
Total current provision	—	—	—
Deferred:			
Federal	891	865	206
State	1,335	2,676	1,539
Total deferred provision	2,226	3,541	1,745
Income tax expense	$2,226	$3,541	$1,745

Deferred income taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. Temporary differences and carryforwards that comprised deferred income tax assets and liabilities were as follows:

In Thousands	Dec. 30, 2001	Dec. 31, 2000
Intangible assets	$ 80,506	$ 105,746
Depreciation	94,955	83,943
Investment in Piedmont	25,202	27,428
Lease obligations		19,775
Other	18,543	13,315
Gross deferred income tax liabilities	219,206	250,207
Net operating loss carryforwards	(60,334)	(80,446)
Leased assets		(15,820)
AMT credits	(17,562)	(12,030)
Deferred compensation	(7,082)	(4,152)
Postretirement benefits	(12,101)	(11,858)
Interest rate swap terminations	(4,748)	(2,624)
Gross deferred income tax assets	(101,827)	(126,930)
Valuation allowance for deferred tax assets	34,526	35,048
Net deferred income tax liabilities	151,905	158,325
Tax benefit of minimum pension liability adjustment	(6,732)	
Tax benefit related to Piedmont's accumulated other comprehensive loss	(1,119)	
Current deferred tax assets	(10,311)	(9,670)
Deferred income tax liability	$ 133,743	$ 148,655

Except for amounts for which a valuation allowance has been provided, the Company believes the other deferred tax assets will be realized primarily through the reversal of existing temporary differences. The valuation allowance of $34.5 million and $35.0 million as of December 30, 2001 and December 31, 2000, respectively, relates primarily to state net operating loss carryforwards.

Reported income tax expense is reconciled to the amount computed on the basis of income before income taxes at the statutory rate as follows:

	Fiscal Year		
In Thousands	2001	2000	1999
Statutory expense	$ 4,094	$3,442	$1,745
Amortization of franchise and goodwill assets	486	418	373
State income taxes, net of federal benefit	307	548	257
Valuation allowance change	(522)	(539)	(538)
Favorable tax settlement	(2,850)		
Other	711	(328)	(92)
Income tax expense	$ 2,226	$3,541	$1,745

On December 30, 2001, the Company had $58 million and $87 million of federal and state net operating losses, respectively, available to reduce future income taxes. The net operating loss carryforwards expire in varying amounts through 2021.

13 CAPITAL TRANSACTIONS

On March 8, 1989, the Company granted J. Frank Harrison, Jr. an option for the purchase of 100,000 shares of Common Stock exercisable at the closing market price of the stock on the day of grant. The closing market price of the stock on March 8, 1989 was $27.00 per share. The option is exercisable, in whole or in part, at any time at the election of Mr. Harrison, Jr. over a period of 15 years from the date of grant. This option has not been exercised with respect to any such shares.

On August 9, 1989, the Company granted J. Frank Harrison, III an option for the purchase of 150,000 shares of Common Stock exercisable at the closing market price of the stock on the day of grant. The closing market price of the stock on August 9, 1989 was $29.75 per share. The option may be exercised, in whole or in part, during a period of 15 years beginning on the date of grant. This option has not been exercised with respect to any such shares.

Effective November 23, 1998, J. Frank Harrison, Jr. exchanged 792,796 shares of the Company's Common Stock for 792,796 shares of Class B Common Stock in a transaction previously approved by the Company's Board of Directors (the "Harrison Exchange"). Mr. Harrison, Jr. already owned the shares of Common Stock used to make this exchange. This exchange took place in connection with a series of simultaneous transactions related to Mr. Harrison, Jr.'s personal estate planning.

Pursuant to a Stock Rights and Restriction Agreement dated January 27, 1989, between the Company and The Coca-Cola Company, in the event that the Company issues new shares of Class B Common Stock upon the exchange or exercise of any security, warrant or option of the Company which results in The Coca-Cola Company owning less than 20% of the outstanding shares of Class B Common Stock and less than 20% of the total votes of all outstanding shares of all classes of the Company, The Coca-Cola Company has the right to exchange shares of Common Stock for shares of Class B Common Stock in order to maintain its ownership of 20% of the outstanding shares of Class B Common Stock and 20% of the total votes of all outstanding shares of all classes of the Company. Under the Stock Rights and Restrictions Agreement, The Coca-Cola Company also has a preemptive right to purchase a percentage of any newly issued shares of any class as necessary to allow it to maintain ownership of both 29.67% of the outstanding shares of Common Stock of all classes and 22.59% of the total votes of all outstanding shares of all classes. Effective November 23, 1998, in connection with the Harrison Exchange and the related Harrison family limited partnership transactions, The Coca-Cola Company, in the exercise of its rights under the Stock Rights and Restrictions Agreement, exchanged 228,512 shares of the Company's Common Stock which it held for 228,512 shares of the Company's Class B Common Stock.

On May 12, 1999, the stockholders of the Company approved a restricted stock award for J. Frank Harrison, III, the Company's Chairman of the Board of

Directors and Chief Executive Officer, consisting of 200,000 shares of the Company's Class B Common Stock. The award provides that the shares of restricted stock vest at the rate of 20,000 shares per year over a ten-year period. The vesting of each annual installment is contingent upon the Company achieving at least 80% of the Overall Goal Achievement Factor for the six selected performance indicators used in determining bonuses for all officers under the Company's Annual Bonus Plan. In 2001, the Company achieved more than 80% of the Overall Goal Achievement Factor which resulted in the vesting of 20,000 shares, effective as of January 1, 2002. Compensation expense in 2001 related to the restricted stock award was $1.4 million. In 2000, the Company achieved more than 80% of the Overall Goal Achievement Factor which resulted in the vesting of 20,000 shares, effective as of January 1, 2001. Compensation expense in 2000 related to the restricted stock award was $1.4 million. In 1999, the Company did not achieve at least 80% of the Overall Goal Achievement Factor and thus, the 20,000 shares of restricted stock for 1999 did not vest.

Shares of Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock. There is no trading market for the Company's Class B Common Stock.

14 BENEFIT PLANS

Retirement benefits under the Company's principal pension plan are based on the employee's length of service, average compensation over the five consecutive years which gives the highest average compensation and the average of the Social Security taxable wage base during the 35-year period before a participant reaches Social Security retirement age. Contributions to the plan are based on the projected unit credit actuarial funding method and are limited to the amounts that are currently deductible for income tax purposes.

The following tables set forth a reconciliation of the beginning and ending balances of the projected benefit obligation, a reconciliation of beginning and ending balances of the fair value of plan assets and funded status of the two Company-sponsored pension plans:

	Fiscal Year	
In Thousands	**2001**	2000
Projected benefit obligation at beginning of year	**$ 86,353**	$81,121
Service cost	**3,290**	3,606
Interest cost	**6,578**	6,180
Actuarial (gain) loss	**8,894**	(1,732)
Benefits paid	**(2,999)**	(2,855)
Other	**211**	33
Projected benefit obligation at end of year	**$102,327**	$86,353
Fair value of plan assets at beginning of year	**$ 87,723**	$88,609
Actual return on plan assets	**(4,461)**	(1,100)
Employer contributions	**309**	3,069
Benefits paid	**(2,999)**	(2,855)
Fair value of plan assets at end of year	**$ 80,572**	$87,723

In Thousands	**Dec. 30, 2001**	Dec. 31, 2000
Funded status of the plans	**$(21,755)**	$1,370
Unrecognized prior service cost	**21**	(324)
Unrecognized net loss	**29,116**	8,012
Net amount recognized	**$ 7,382**	$9,058
Accrued benefit liability	**$(10,334)**	
Prepaid pension cost		$9,058
Accumulated other comprehensive income	**17,716**	
Net amount recognized in the balance sheet	**$ 7,382**	$9,058

Net periodic pension cost for the Company-sponsored pension plans included the following:

	Fiscal Year		
In Thousands	**2001**	2000	1999
Service cost	**$ 3,290**	$ 3,606	$ 3,375
Interest cost	**6,578**	6,180	5,508
Expected return on plan assets	**(7,763)**	(7,963)	(6,659)
Amortization of prior service cost	**(135)**	(133)	(135)
Recognized net actuarial loss	**15**		965
Net periodic pension cost	**$ 1,985**	$ 1,690	$ 3,054

The weighted average rate assumptions used in determining net periodic pension cost and the projected benefit obligation were:

	2001	2000
Weighted average discount rate used in determining the actuarial present value of the projected benefit obligation	**7.75%**	7.75%
Weighted average expected long-term rate of return on plan assets	**9.00%**	9.00%
Weighted average rate of compensation increase	**4.00%**	4.00%

The Company also participates in various multi-employer pension plans covering certain employees who are part of collective bargaining agreements. Total pension expense for multi-employer plans was $1.2 million, $1.1 million and $1.2 million in 2001, 2000 and 1999, respectively.

The Company provides a 401(k) Savings Plan for substantially all of its employees who are not part of collective bargaining agreements. Under provisions of the Savings Plan, an employee is vested with respect to Company contributions upon the completion of two years of service with the Company. The total cost for this benefit in 2001, 2000 and 1999 was $2.8 million, $3.1 million and $3.2 million, respectively.

The Company currently provides employee leasing and management services to Piedmont and SAC. Piedmont and SAC employees participate in the Company's employee benefit plans.

The Company provides postretirement benefits for substantially all of its employees. The Company recognizes the cost of postretirement benefits, which consist principally of medical benefits, during employees' periods of active service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these benefits in the future. The Company amended certain provisions of this postretirement benefit plan in 2001. Under the amended plan, qualifying active employees will be eligible for coverage upon retirement until they become eligible for Medicare (normally age 65), at which time coverage under the plan will cease.

The following tables set forth a reconciliation of the beginning and ending balances of the benefit obligation, a reconciliation of the beginning and ending balances of fair value of plan assets and funded status of the Company's postretirement plan:

	Fiscal Year	
In Thousands	2001	2000
Benefit obligation at beginning of year	$47,960	$36,501
Service cost	331	852
Interest cost	3,253	2,816
Plan participants' contributions	675	607
Actuarial loss	252	10,251
Benefits paid	(3,423)	(3,067)
Change in plan provisions	(2,988)	
Benefit obligation at end of year	$46,060	$47,960
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	2,748	2,460
Plan participants' contributions	675	607
Benefits paid	(3,423)	(3,067)
Fair value of plan assets at end of year	$ —	$ —

In Thousands	Dec. 30, 2001	Dec. 31, 2000
Funded status of the plan	$(46,060)	$(47,960)
Unrecognized net loss	20,559	21,414
Unrecognized prior service cost	(2,962)	(271)
Contributions between measurement date and fiscal year-end	738	864
Accrued liability	$(27,725)	$(25,953)

The components of net periodic postretirement benefit cost were as follows:

	Fiscal Year		
In Thousands	2001	2000	1999
Service cost	$ 331	$ 852	$ 954
Interest cost	3,253	2,816	2,608
Amortization of unrecognized transitional assets	(25)	(25)	(25)
Recognized net actuarial loss	1,106	493	745
Amortization of prior service cost	(271)		
Net periodic postretirement benefit cost	$4,394	$4,136	$4,282

The weighted average discount rate used to estimate the postretirement benefit obligation was 7.75% as of December 30, 2001 and December 31, 2000, respectively.

The weighted average health care cost trend used in measuring the postretirement benefit expense was 12% in 2001 graded down 1% per year to an ultimate rate of 5%. A 1% increase or decrease in this annual cost trend would have impacted the postretirement benefit obligation and net periodic postretirement benefit cost as follows:

In Thousands

Impact on	1% Increase	1% Decrease
Postretirement benefit obligation at December 30, 2001	$9,719	$(8,104)
Net periodic postretirement benefit cost in 2001	790	(658)

15 RELATED PARTY TRANSACTIONS

The Company's business consists primarily of the production, marketing and distribution of soft drink products of The Coca-Cola Company, which is the sole owner of the secret formulas under which the primary components (either concentrates or syrups) of its soft drink products are manufactured. Accordingly, the Company purchases a substantial majority of its requirements of concentrates and syrups from The Coca-Cola Company in the ordinary course of its business. The Company paid The Coca-Cola Company approximately $241 million, $237 million and $258 million in 2001, 2000 and 1999, respectively, for sweetener, syrup, concentrate and other miscellaneous purchases. The Company engages in a variety of marketing programs, local media advertising and similar arrangements to promote the sale of products of The Coca-Cola Company in bottling territories operated by the Company. Direct marketing funding and other support provided to the Company by The Coca-Cola Company was approximately $52 million, $52 million and $70 million in 2001, 2000 and 1999, respectively. The Company paid approximately $27 million, $26 million and $29 million in 2001, 2000 and 1999, respectively, for local media and marketing program expense pursuant to cooperative advertising and cooperative marketing arrangements with The Coca-Cola Company.

The Company has a production arrangement with Coca-Cola Enterprises Inc. ("CCE") to buy and sell finished products at cost. Sales to CCE under this agreement were $21.0 million, $20.0 million and $21.0 million in 2001, 2000 and 1999, respectively. Purchases from CCE under this arrangement were $21.0 million, $15.0 million and $15.3 million in 2001, 2000 and 1999, respectively. The Coca-Cola Company has significant equity interests in the Company and CCE. As of December 30, 2001, CCE had a 7.95% equity interest in the Company's total outstanding Common Stock and Class B Common Stock.

The Company entered into an agreement for consulting services with J. Frank Harrison, Jr. beginning in 1997. Payments in 2001, 2000 and 1999 related to the consulting services agreement totaled $200,000 each year.

On July 2, 1993, the Company and The Coca-Cola Company formed Piedmont. Prior to January 2, 2002, the Company and The Coca-Cola Company, through their respective subsidiaries, each beneficially owned a 50% interest in Piedmont. On January 2, 2002, the Company purchased an additional 4.651% interest in Piedmont from The Coca-Cola Company, increasing the Company's ownership in Piedmont to 54.651%. The Company provides a portion of the soft drink products for Piedmont at cost and receives a fee for managing the operations of Piedmont pursuant to a management agreement. The Company sold product at cost to Piedmont during 2001, 2000 and 1999 totaling $53.0 million, $53.5 million and $56.4 million, respectively. The Company received $17.8 million, $13.6 million and $14.2 million for management services pursuant to its management agreement with Piedmont for 2001, 2000 and 1999, respectively.

The Company also subleases various fleet and vending equipment to Piedmont at cost. These sublease rentals amounted to $11.2 million, $11.0 million and $10.0 million in 2001, 2000 and 1999, respectively. In addition, Piedmont subleases various fleet and vending equipment to the Company at cost. These sublease rentals amounted to $.2 million, each year for all periods presented.

On November 30, 1992, the Company and the previous owner of the Company's Snyder Production Center in Charlotte, North Carolina, who was unaffiliated with the Company, agreed to the early termination of the Company's lease. Harrison Limited Partnership One ("HLP") purchased the property contemporaneously with the termination of the lease, and the Company leased its Snyder Production Center from HLP pursuant to a ten-year lease that was to expire on November 30, 2002. HLP's sole general partner is a corporation of which J. Frank Harrison, Jr. is the sole shareholder. HLP's sole limited partner is a trust of which J. Frank Harrison, III, Chairman of the Board of Directors and Chief Executive Officer of the Company, and Reid M. Henson, Director of the Company, are co-trustees. On August 9, 2000, a Special Committee of the Board of Directors approved the sale by the Company of property and improvements adjacent to the Snyder Production Center to HLP and a new lease of both the conveyed property and the Snyder Production Center from HLP, which expires on December 31, 2010. The sale closed on December 15, 2000 at a price of $10.5 million. The annual base rent the Company is obligated to pay for its lease of this property is subject to adjustment for an inflation factor and for increases or decreases in interest rates, using LIBOR as the measurement device. Rent expense for these properties totaled $3.3 million, $2.9 million and $2.6 million in 2001, 2000 and 1999, respectively.

In May 2000, the Company entered into a five-year consulting agreement with Reid M. Henson. Mr. Henson served as a Vice Chairman of the Board of Directors from 1983 to May 2000. Payments in 2001 and 2000 related to the consulting agreement totaled $350,000 and $204,000, respectively.

On June 1, 1993, the Company entered into a lease agreement with Beacon Investment Corporation related to the Company's headquarters office building. Beacon Investment Corporation's sole shareholder is J. Frank Harrison, III. On January 5, 1999, the Company entered into a new ten-year lease agreement with Beacon Investment Corporation which includes the Company's headquarters office building and an adjacent office facility. The annual base rent the Company is obligated to pay under this lease is subject to adjustment for increases in the Consumer Price Index and for increases or decreases in interest rates using the Adjusted Eurodollar Rate as the measurement device. Rent expense under this lease totaled $3.3 million, $3.6 million and $3.1 million in 2001, 2000 and 1999, respectively.

The Company is a shareholder in two cooperatives from which it purchases substantially all its requirements for plastic bottles. Net purchases from these entities were approximately $50 million, $49 million and $45 million in 2001, 2000 and 1999, respectively. In connection with its participation in one of these cooperatives, the Company has guaranteed a portion of the cooperative's debt. Such guarantee amounted to $20.4 million as of December 30, 2001.

The Company is a member of SAC, a manufacturing cooperative. SAC sells finished products to the Company and Piedmont at cost. Purchases from SAC by the Company and Piedmont for finished products were $110 million, $110 million and $109 million in 2001, 2000 and 1999, respectively. The Company also manages the operations of SAC pursuant to a management agreement. Management fees from SAC were $1.2 million, $1.0 million and $1.3 million in 2001, 2000 and 1999, respectively. Also, the Company has guaranteed a portion of debt for SAC. Such guarantee was $16.8 million as of December 30, 2001.

The Company purchases certain computerized data management products and services related to inventory control and marketing program support from Data Ventures LLC ("Data Ventures"), a Delaware limited liability company in which the Company holds a 31.25% equity interest. J. Frank Harrison, III, Chairman of the Board of Directors and Chief Executive Officer of the Company, holds a 32.5% equity interest in Data Ventures. On September 30, 1997, Data Ventures obtained a $1.9 million unsecured line of credit from the Company. In December 1999, this line of credit was increased to $3.0 million. In July 2001, this line of credit was increased to $4.5 million. Data Ventures was indebted to the Company for $3.9 million and $2.8 million as of December 30, 2001 and December 31, 2000, respectively. The Company recorded a loan loss provision of $1.6 million, $.2 million and $.6 million in 2001, 2000 and 1999, respectively, related to its outstanding loan to Data Ventures. The Company purchased products and services from Data Ventures for $435,000, $414,000 and $154,000 in 2001, 2000 and 1999, respectively.

16 RESTRUCTURING

In November 1999, the Company announced a plan to restructure its operations by consolidating sales divisions and reducing its workforce. Approximately 300 positions were eliminated as a result of the restructuring. The Company recorded a pre-tax restructuring charge of $2.2 million in the fourth quarter of 1999, which was funded by cash flow from operations. The restructuring has been completed and substantially all amounts have been paid.

17 EARNINGS PER SHARE

The following table sets forth the computation of basic net income per share and diluted net income per share:

	Fiscal Year		
In Thousands (Except Per Share Data)	2001	2000	1999
Numerator:			
Numerator for basic net income and diluted net income	$9,470	$6,294	$3,241
Denominator:			
Denominator for basic net income per share—weighted average common shares	8,753	8,733	8,588
Effect of dilutive securities—Stock options	68	89	120
Denominator for diluted net income per share—adjusted weighted average common shares	8,821	8,822	8,708
Basic net income per share	$ 1.08	$ .72	$ .38
Diluted net income per share	$ 1.07	$ .71	$ .37

18 RISKS AND UNCERTAINTIES

Approximately 90% of the Company's sales are products of The Coca-Cola Company, which is the sole supplier of the concentrate required to manufacture these products. The remaining 10% of the Company's sales are products of various other beverage companies. The Company has bottling contracts under which it has various requirements to meet. Failure to meet the requirements of these bottling contracts could result in the loss of distribution rights for the respective product.

The Company currently obtains all of its aluminum cans from one domestic supplier. The Company currently obtains all of its PET bottles from two domestic cooperatives. The inability of either of these aluminum can or PET bottle suppliers to meet the Company's requirement for containers could result in short-term shortages until alternative sources of supply could be located. The Company attempts to mitigate these risks by working closely with key suppliers and by purchasing business interruption insurance where appropriate.

The Company's products are sold and distributed directly by its employees to retail stores and other outlets. During 2001, approximately 78% of the Company's physical case volume was sold in the take-home channel through supermarkets, convenience stores, drug stores and mass merchandisers. However, no individual customer accounted for as much as 10% of the Company's total sales volume.

The Company makes significant expenditures each year on fuel for product delivery. Material increases in the cost of fuel may result in a reduction in earnings to the extent the Company is not able to increase its selling prices to offset the increase in fuel costs.

Certain liabilities of the Company are subject to risk of changes in both long-term and short-term interest rates. These liabilities include floating rate debt, leases with payments determined on floating interest rates, postretirement benefit obligations and the Company's nonunion pension liability.

Less than 10% of the Company's labor force is currently covered by collective bargaining agreements. Two collective bargaining contracts covering approximately 6% of the Company's employees expire during 2002.

In March 2000, at the end of a collective bargaining agreement in Huntington, West Virginia, the Company and Teamsters Local Union 505 were unable to reach agreement on wages and benefits. The union elected to strike and other Teamster-represented sales centers in West Virginia joined in a sympathy strike. In August 2000, the Company and the respective local unions settled all outstanding issues.

Material changes in the performance requirements or decreases in levels of marketing funding historically provided under marketing programs with The Coca-Cola Company and other franchisers, or the Company's inability to meet the performance requirements for the anticipated levels of such marketing funding support payments, would adversely affect future earnings. The Coca-Cola Company is under no obligation to continue marketing funding at past levels.

Changes in the market value of assets in the Company's pension plan as well as material changes in interest rates, may result in significant changes in net periodic pension cost and Company contributions to the plan.

Changes in the insurance markets may significantly impact insurance premiums, or in certain situations, may impact the Company's ability to secure insurance coverages.

19 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Changes in current assets and current liabilities affecting cash, net of effects of acquisitions and divestitures, were as follows:

	Fiscal Year		
In Thousands	**2001**	2000	1999
Accounts receivable, trade, net	**$ (1,313)**	$ (2,294)	$ (1,017)
Accounts receivable from The Coca-Cola Company	**1,445**	638	4,073
Accounts receivable, other	**2,994**	5,691	(5,419)
Inventories	**586**	712	(2,487)
Prepaid expenses and other assets	**647**	(757)	2,542
Accounts payable, trade	**6,893**	(249)	22
Accounts payable to The Coca-Cola Company	**4,123**	1,456	(2,848)
Other accrued liabilities	**3,848**	(22,145)	14,046
Accrued compensation	**3,906**	7,041	(3,079)
Accrued interest payable	**1,395**	(6,347)	1,505
Due to Piedmont	**8,246**	13,700	2,301
(Increase) decrease in current assets less current liabilities	**$32,770**	$ (2,554)	$ 9,639

Cash payments for interest and income taxes were as follows:

	Fiscal Year		
In Thousands	**2001**	2000	1999
Interest	**$42,084**	$58,736	$48,221
Income taxes (net of refunds)	**2,673**	2,830	1,939

20 NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS No. 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"). These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives not be amortized but instead be tested for impairment at least annually. These standards provide guidelines for new disclosure requirements and outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of SFAS Nos. 141 and 142 apply to all business combinations consummated after June 30, 2001. The provisions of SFAS No. 142 for existing goodwill and other intangible assets are required to be implemented effective the first day of fiscal year 2002. The Company anticipates the adoption of SFAS No. 142 will reduce amortization expense in 2002 by approximately $12.6 million for the Company and by approximately $8.4 million for Piedmont.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but it retains many of the fundamental provisions of that Statement. SFAS No. 144 also extends the reporting requirements to report separately as discontinued operations, components of an entity that have either been disposed of or classified as held for sale. The provisions of SFAS No. 144 are required to be adopted at the beginning of fiscal year 2002. The Company believes that such adoption will not have a material effect on its financial statements.

EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of Vendor's Products" is effective for the Company at the beginning of fiscal year 2002 and will require certain expenses currently classified as selling, general and administrative expenses to be reclassified as deductions from net sales. This change will occur beginning in the first quarter of 2002 and all comparable periods will be reclassified. The Company estimates that approximately $28.6 million of net expense associated with payments to customers in 2001 which were previously classified as selling, general and administrative expenses will be reclassified as a reduction in net sales in accordance with the EITF consensus.

21 QUARTERLY FINANCIAL DATA (UNAUDITED)

Set forth below are unaudited quarterly financial data for the fiscal years ended December 30, 2001 and December 31, 2000.

In Thousands (Except Per Share Data)	Quarter			
Year Ended December 30, 2001	1	2	3	4
Net sales	$230,057	$271,678	$266,604	$254,347
Gross margin	106,467	124,708	121,108	114,833
Net income (loss)	(1,782)	5,009	7,915	(1,672)
Basic net income (loss) per share	(.20)	.57	.90	(.19)
Diluted net income (loss) per share	(.20)	.57	.90	(.19)

In Thousands (Except Per Share Data)	Quarter			
Year Ended December 31, 2000	1	2	3	4
Net sales	$228,184	$270,933	$258,565	$237,452
Gross margin	105,941	127,931	121,006	110,015
Net income (loss)	(1,957)	6,317	6,398	(4,464)
Basic net income (loss) per share	(.22)	.72	.73	(.51)
Diluted net income (loss) per share	(.22)	.71	.73	(.51)

Selected Financial Data *

	Fiscal Year **				
In Thousands (Except Per Share Data)	2001	2000***	1999	1998	1997
Summary of Operations					
Net sales	$1,022,686	$ 995,134	$ 972,551	$928,502	$802,141
Cost of sales	555,570	530,241	543,113	534,919	452,893
Selling, general and administrative expenses	323,668	323,223	291,907	276,245	239,901
Depreciation expense	66,134	64,751	60,567	37,076	33,783
Amortization of goodwill and intangibles	15,296	14,712	13,734	12,972	12,221
Restructuring expense			2,232		
Total costs and expenses	960,668	932,927	911,553	861,212	738,798
Income from operations	62,018	62,207	60,998	67,290	63,343
Interest expense	44,322	53,346	50,581	39,947	37,479
Other income (expense), net	(6,000)	974	(5,431)	(4,098)	(1,594)
Income before income taxes	11,696	9,835	4,986	23,245	24,270
Income taxes	2,226	3,541	1,745	8,367	9,004
Net income	$ 9,470	$ 6,294	$ 3,241	$ 14,878	$ 15,266
Basic net income per share	$ 1.08	$ .72	$ .38	$ 1.78	$ 1.82
Diluted net income per share	$ 1.07	$ .71	$ .37	$ 1.75	$ 1.79
Cash dividends per share:					
Common	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Class B Common	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Other Information					
Weighted average number of common shares outstanding	8,753	8,733	8,588	8,365	8,407
Weighted average number of common shares outstanding—assuming dilution	8,821	8,822	8,708	8,495	8,509
Year-End Financial Position					
Total assets	$1,064,459	$1,062,097	$1,108,392	$822,702	$775,507
Portion of long-term debt payable within one year	56,708	9,904	28,635	30,115	12,000
Current portion of obligations under capital leases	1,489	3,325	4,483		
Long-term debt	620,156	682,246	723,964	491,234	493,789
Obligations under capital leases	935	1,774	4,468		
Stockholders' equity	17,081	28,412	30,851	14,198	7,685

* See Management's Discussion and Analysis for additional information.

** All years presented are 52-week years except 1998 which is a 53-week year. See Note 3 and Note 15 to the consolidated financial statements for additional information about Piedmont Coca-Cola Bottling Partnership.

*** In September 2000, the Company sold bottling territory which represented approximately 3% of the Company's annual sales volume.

Summary of Quarterly Stock Prices

	Fiscal Year					
	2001 Sales Price			2000 Sales Price		
	High	Low	Period End	High	Low	Period End
First quarter	$45.13	$36.50	$40.44	$53.00	$46.50	$52.94
Second quarter	41.00	38.06	39.35	52.75	41.38	45.50
Third quarter	42.24	36.17	37.75	47.75	36.50	41.94
Fourth quarter	40.95	36.09	38.41	45.00	32.05	37.88

The Company's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market® under the symbol COKE. The table above sets forth for the periods indicated the high, low and period end reported sales prices per share of Common Stock. There is no trading market for the Company's Class B Common Stock. Shares of Class B Common Stock are convertible on a share-for-share basis into shares of Common Stock.

The quarterly dividend rate of $.25 per share on both Common Stock and Class B Common Stock shares was maintained throughout 1999, 2000 and 2001.

The amount and frequency of future dividends will be determined by the Company's Board of Directors in light of the earnings and financial condition of the Company at such time, and no assurance can be given that dividends will be declared in the future.

The number of stockholders of record of Common Stock and Class B Common Stock, as of February 15, 2002, was 3,311 and 13, respectively.

Board of Directors

J. Frank Harrison, III
Chairman of the Board of Directors
and Chief Executive Officer
Coca-Cola Bottling Co. Consolidated

J. Frank Harrison, Jr.
Chairman — Emeritus
Coca-Cola Bottling Co. Consolidated

H. W. McKay Belk
President, Merchandising and Marketing
Belk, Inc.

John M. Belk
Chairman and Chief Executive Officer
Belk, Inc. and Belk Stores Services, Inc.

Sharon A. Decker
President
Doncaster, a division of the
Tanner Companies

William B. Elmore
President and Chief Operating Officer
Coca-Cola Bottling Co. Consolidated

Reid M. Henson
Retired Vice Chairman of the Board
of Directors
Coca-Cola Bottling Co. Consolidated

Ned R. McWherter
Chairman of the Board of Directors
Volunteer Distributing Company, Inc. and
Eagle Distributors, Inc.
Former Governor of the State of Tennessee

James L. Moore, Jr.
Vice Chairman of the Board of Directors
Coca-Cola Bottling Co. Consolidated

John W. Murrey, III
Of Counsel
Witt, Gaither & Whitaker, P.C.
Attorneys at Law

Carl Ware
Executive Vice President
Public Affairs and Administration
The Coca-Cola Company

Dennis A. Wicker
Partner
Helms Mulliss and Wicker, PLLC
Attorneys at Law
Former Lieutenant Governor of the State
of North Carolina

Executive Officers

J. Frank Harrison, III
Chairman of the Board of Directors and
Chief Executive Officer

William B. Elmore
President and Chief Operating Officer

James L. Moore, Jr.
Vice Chairman of the Board of Directors

Robert D. Pettus, Jr.
Executive Vice President and
Assistant to the Chairman

David V. Singer
Executive Vice President and
Chief Financial Officer

Clifford M. Deal, III
Vice President, Treasurer

Norman C. George
Senior Vice President, Chief Marketing
and Customer Officer

Ronald J. Hammond
Vice President, Value Chain

Kevin A. Henry
Vice President, Human Resources

Umesh M. Kasbekar
Vice President, Planning and
Administration

C. Ray Mayhall, Jr.
Senior Vice President, Sales

Lauren C. Steele
Vice President, Corporate Affairs

Steven D. Westphal
Vice President, Controller

Jolanta T. Zwirek
Vice President, Chief Information Officer

Corporate Information

Transfer Agent and Dividend Disbursing Agent

The Company's transfer agent is responsible for stockholder records, issuance of stock certificates and distribution of dividend payments and IRS Form 1099s. The transfer agent also administers plans for dividend reinvestment and direct deposit. Stockholder requests and inquiries concerning these matters are most efficiently answered by corresponding directly with First Union National Bank, Attention: Corporate Trust Client Services NC-1153, 1525 West W.T. Harris Blvd. 3C3, Charlotte, North Carolina 28288-1153. Communication may also be made by calling Toll Free (800) 829-8432, Local (704) 590-7375 or Fax (704) 590-7598.

Stock Listing

Nasdaq National Market System
Nasdaq Symbol—COKE

Corporate Office

The corporate office is located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211. The mailing address is Coca-Cola Bottling Co. Consolidated, P.O. Box 31487, Charlotte, North Carolina 28231.

Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission (Form 10-K) is available to stockholders without charge upon written request to David V. Singer, Executive Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, P.O. Box 31487, Charlotte, North Carolina 28231.

Annual Meeting

The Annual Meeting of Stockholders of Coca-Cola Bottling Co. Consolidated will be held at Snyder Production Center, 4901 Chesapeake Drive, Charlotte, North Carolina 28216, at 10:00 a.m., on May 8, 2002.

BOARD OF DIRECTORS

COCA-COLA BOTTLING CO. CONSOLIDATED



J. Frank Harrison, III, *Chairman of the Board, CEO, CCBCC;* (from front right, moving right to left around table); **J. Frank Harrison, Jr.,** *Chairman Emeritus of the Board, CCBCC;* **Dennis A. Wicker,** *Partner, Helms Mulliss & Wicker, PLLC and former Lieutenant Governor of the state of North Carolina;* **Carl Ware,** *Executive Vice President, Public Affairs and Administration, The Coca-Cola Company;* **Ned R. McWherter,** *Chairman, Board of Directors, Volunteer Distributing Company, Inc. and former Governor of the state of Tennessee;* **H.W. McKay Belk,** *President, Merchandising and Marketing, Belk, Inc.;* **John W. Murrey, III,** *Of counsel, Witt, Gaither & Whitaker, P.C.;* **James L. Moore, Jr.,** *Vice Chairman, Board of Directors, CCBCC;* **Sharon A. Decker,** *President, Doncaster, a division of the Tanner Companies;* **John M. Belk,** *Chairman and CEO, Belk, Inc.;* **William B. Elmore,** *President and COO, CCBCC;* and **Reid M. Henson,** *Past President, JTL Corporation; Past Vice Chairman of the Board of Directors, CCBCC.*

Produced by Crown Communications ◦ Art Direction by Johnston Design
Photography by Donna Bise ◦ Printing by Classic Graphics


Coca-Cola
Bottling Co.
CONSOLIDATED

4100 Coca-Cola Plaza • Charlotte, North Carolina 28211

Mailing Address: Post Office Box 31487 • Charlotte, NC 28231 • 704.557.4400

COCA-COLA BOTTLING CO. CONSOLIDATED
4100 COCA-COLA PLAZA
CHARLOTTE, NORTH CAROLINA 28211
(704) 557-4400

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held on
May 8, 2002

TO THE STOCKHOLDERS OF
COCA-COLA BOTTLING CO. CONSOLIDATED:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Coca-Cola Bottling Co. Consolidated (the "Company") will be held at the Company's Snyder Production Center, 4901 Chesapeake Drive, Charlotte, North Carolina 28216 on Wednesday, May 8, 2002, at 10:00 a.m., local time, for the purpose of considering and acting upon the following:

1. Election of three members to the Board of Directors for a term of three years.
2. Such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 22, 2002 as the record date for determining the stockholders entitled to notice of and to vote at the meeting or any adjournment thereof, and only holders of Common Stock and Class B Common Stock of the Company of record on such date will be entitled to notice of or to vote at the meeting. A list of stockholders will be available for inspection at least ten days prior to the meeting at the principal executive offices of the Company at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

The Board of Directors will appreciate the prompt return of the enclosed proxy, dated and signed. The proxy may be revoked at any time before it is exercised and will not be exercised if you attend the meeting and vote in person.

By Order of the Board of Directors

Henry W. Flint

Henry W. Flint
Secretary

April 5, 2002

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF COCA-COLA BOTTLING CO. CONSOLIDATED to be held on May 8, 2002

Introduction

This Proxy Statement is being furnished by the Board of Directors of Coca-Cola Bottling Co. Consolidated (the "Company") in connection with the solicitation of proxies by the Board of Directors for use at the Annual Meeting of Stockholders to be held at the Company's Snyder Production Center, 4901 Chesapeake Drive, Charlotte, North Carolina on Wednesday, May 8, 2002, at 10:00 a.m., local time, and at any adjournment thereof. This Proxy Statement and the accompanying form of proxy are first being mailed to stockholders of the Company on or about April 5, 2002. The principal executive offices of the Company are located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211.

Record Date, Vote Required and Related Matters

The Board of Directors has fixed the close of business on March 22, 2002 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders. At the close of business on March 22, 2002, the Company had issued and outstanding 6,392,477 shares of Common Stock and 2,380,852 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to 20 votes per share (or an aggregate of 54,009,517 votes with respect to the Common Stock and the Class B Common Stock voting together as a single class). Each stockholder may exercise his right to vote either in person or by properly executed proxy. The Common Stock and Class B Common Stock will vote together as a single class on the election of directors at the Annual Meeting of Stockholders.

Any proxy delivered in the accompanying form may be revoked by the person executing the proxy at any time before the authority thereby granted is exercised by filing an instrument revoking it or a duly executed proxy bearing a later date with the Secretary of the Company or if the person executing the proxy attends the meeting and elects to vote in person. If a choice is specified in the proxy, shares represented thereby will be voted in accordance with such choice. If no choice is specified, the proxy will be voted FOR the three nominees listed herein.

The presence, in person or by proxy, of the holders of a majority of the votes eligible to be cast by the holders of Common Stock and Class B Common Stock voting together as a class is necessary to constitute a quorum at the Annual Meeting of Stockholders. Directors are elected by a plurality of the votes cast at a meeting at which a quorum is present. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum, but are not taken into account in determining a plurality. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner.

The Board of Directors has been informed that J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M. Henson intend to vote an aggregate of 1,987,288 shares of the Company's Common Stock and 2,379,250 shares of the Company's Class B Common Stock (representing an aggregate of 91.8% of the total voting power as of the record date) FOR electing the Board of Directors' nominees for director.

The Board of Directors is not aware of any matters to be brought before the Annual Meeting of Stockholders or any adjournment thereof other than the election of three directors and routine matters incidental to the conduct of the meeting. If, however, other matters are properly presented, it is the intention of the persons named in the accompanying proxy or their substitutes to vote the shares represented by the proxy in accordance with their best judgment on such matters.

Principal Stockholders

At March 22, 2002, the only persons known to the Company to be beneficial owners of more than 5% of the Common Stock or Class B Common Stock of the Company were as follows:

Name and Address	*Class*	*Amount and Nature of Beneficial Ownership*	*Percentage of Class*	*Total Votes(1)*	*Percentage of Total Votes(1)*
J. Frank Harrison, Jr.,	Common Stock	4,852,324(2)(5)	53.8%		
J. Frank Harrison, III, Reid M. Henson, J. Frank Harrison Family, LLC and three Harrison Family Limited Partnerships, as a group 2 Union Square Chattanooga, TN 37402	Class B Common	2,379,250(3)(5)	99.9%	50,058,074	92.7%
The Coca-Cola Company	Common Stock	1,984,495(4)(5)	31.0%		
One Coca-Cola Plaza Atlanta, GA 30313	Class B Common	497,670(5)	20.9%	11,937,895	22.1%
Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Common Stock	696,100(6)	10.9%	696,100	1.3%
Wachovia Corporation One Wachovia Center Charlotte, NC 28288	Common Stock	360,884(7)	5.6%	360,884	0.7%

(1) In calculating the total votes and percentage of total votes, no effect is given to conversion of Class B Common Stock into Common Stock. A total of 6,392,477 shares of Common Stock and 2,380,852 shares of Class B Common Stock was outstanding on March 22, 2002.

(2) Consists of (a) 235,786 shares held by a trust for the benefit of certain relatives of Mr. Harrison, Jr. as to which he has sole voting power and no investment power; (b) 1,984,495 shares held by The Coca-Cola Company subject to the terms of the Voting Agreement and Irrevocable Proxy (described in note (5) below) as to which Mr. Harrison, III has shared voting and no investment power; (c) 793 shares held by Mr. Harrison, III as custodian for certain of his children as to which Mr. Harrison, III has sole voting and investment power; (d) 2,000 shares owned by Mr. Henson; (e) 2,379,250 shares of Class B Common Stock beneficially owned by such persons as described in note (3) that are convertible into shares of Common Stock; (f) 100,000 shares of Common Stock that Mr. Harrison, Jr. presently has the right to acquire upon the exercise of options; and (g) 150,000 shares of Common Stock that Mr. Harrison, III presently has the right to acquire upon the exercise of options.

(3) Consists of (a) a total of 1,605,534 shares held by the JFH Family Limited Partnership — FH1, *JFH Family Limited Partnership* — SW1 *and JFH Family Limited Partnership* — DH1 (collectively, the "Harrison Family Limited Partnerships"), as to which Mr. Harrison, Jr., in his capacity as the manager of J. Frank Harrison Family, LLC (the general partner of each of the Harrison Family Limited Partnerships), exercises sole voting and investment power; (b) 235,786 shares held by a trust for the benefit of Mr. Harrison, Jr. and certain of his relatives as to which Mr. Harrison, III and Mr. Henson share investment power as co-trustees and as to which Mr. Harrison, Jr. possesses sole voting power; (c) 260 shares held by Mr. Harrison, III as custodian for certain of his children as to which Mr. Harrison, III possesses sole voting and investment power; (d) 497,670 shares held by The Coca-Cola Company subject to the terms of the Voting Agreement and Irrevocable Proxy (described in note (5) below) as to which Mr. Harrison, III has shared voting and no investment power; and (e) 40,000 shares of Class B Common Stock held by Mr. Harrison, III.

(4) Such information is derived from Amendment No. 23 to Schedule 13D filed by The Coca-Cola Company on January 11, 2002. With respect to the Common Stock ownership information, the amount shown excludes 497,670 shares issuable upon conversion of shares of Class B Common Stock.

(5) Messrs. Harrison, Jr., Harrison, III and Henson (as trustee of certain trusts), J. Frank Harrison Family LLC and the Harrison Family Limited Partnerships are parties to a Voting Agreement and Irrevocable Proxy with The Coca-Cola Company pursuant to which, among other things, Mr. Harrison, III has been granted an irrevocable proxy for life concerning the shares of Common Stock and Class B Common Stock owned by The Coca-Cola Company. See "Certain Transactions."

(6) Such information is derived from Amendment No. 4 to Schedule 13G filed by Coca-Cola Enterprises Inc. on February 14, 2002.

(7) Such information is derived from Schedule 13G filed by Wachovia Corporation on February 13, 2002. Wachovia Corporation has sole voting power with respect to all such shares, sole dispositive power with respect to 342,894 such shares and shared dispositive power with respect to 4,940 shares. All such shares are held by subsidiaries of Wachovia Corporation in a fiduciary capacity for their customers.

Election of Directors

General

The Company's Board of Directors consists of between nine and twelve members as fixed from time to time by the stockholders of the Company or the Board of Directors. The Board of Directors currently has 12 members. The Board of Directors is divided into three classes, as nearly equal in number as possible, with staggered three-year terms. The Board of Directors is permitted to appoint individuals as directors to fill vacancies on the Board of Directors.

Four of the directors' terms expire in 2002. The Board of Directors proposes to fill three of these positions at the Annual Meeting of Stockholders with nominees to serve until the 2005 Annual Meeting of Stockholders and until their successors are duly elected and qualified. John M. Belk, who has served as a director since 1972, will not be seeking re-election as a director. The Board of Directors has no immediate intention of filling this vacancy.

It is the intention of the persons named as proxies in the accompanying form of proxy to vote all proxies solicited for the three nominees listed below, unless the authority to vote is withheld. Each nominee is currently a member of the Board of Directors. If for any reason any nominee shall not become a candidate for election as a director at the meeting, an event not now anticipated, the proxies will be voted for the three nominees including such substitutes as shall be designated by the Board of Directors. The proxies solicited hereby will in no event be voted for more than three persons.

Nominees for Election of Directors in 2002
(Terms Expiring in 2005)

SHARON A. DECKER, age 45, is President of Doncaster, a division of the Tanner Companies, a ladies apparel company, a position she has held since 1999. Ms. Decker was President and Chief Executive Officer of the Lynnwood Foundation, which created and manages a conference facility and leadership institute, from 1997 until 1999. From 1980 until 1997, she served Duke Energy Corporation in a number of capacities, including as Corporate Vice President and Executive Director of the Duke Power Foundation. She also serves as a director of Family Dollar Stores, Inc. Ms. Decker has been a director of the Company since May 2001, when she was appointed by the Board of Directors to fill a newly created seat on the Board of Directors. Ms. Decker is a member of the Audit Committee and the Retirement Benefits Committee.

REID M. HENSON, age 62, has served as a consultant to the Company since May 2000. Mr. Henson served as a Vice Chairman of the Board of Directors of the Company from 1983 to May 2000. Prior to that time, Mr. Henson served as a consultant to JTL Corporation, a management company, and later as President of JTL Corporation. He has been a director of the Company since 1979 and is Vice Chairman of the Retirement Benefits Committee and is a member of the Executive Committee, the Audit Committee and the Finance Committee.

CARL WARE, age 58, is Executive Vice President, Public Affairs and Administration for The Coca-Cola Company, a position he has held since January 2000. Before that time, he served as President of the Africa Group of The Coca-Cola Company from January 1993 to January 2000. Mr. Ware has been a director of the Company since February 2000, when he was appointed by the Board of Directors to fill the position vacated upon the resignation of Charles L. Wallace. Mr. Ware is a director of The Georgia Power Company, ChevronTexaco Corp. and National Life of Vermont Financial Corporation. Mr. Ware is a member of the Finance Committee and the Compensation Committee.

CONTINUING DIRECTORS
(Terms Expiring in 2003)

H. W. MCKAY BELK, age 45, is President, Merchandising and Marketing of Belk, Inc., an operator of retail department stores, a position he has held since May 1998. Mr. Belk served as President and Chief Merchandise Officer of Belk Store Services, Inc., a provider of services to retail department stores, from March 1997 to April 1998. Mr. Belk served as President, Merchandise and Sales Promotion of Belk Stores Services, Inc. from April 1995 through March 1997. He has been a director of the Company since May 1994 and is Chairman of the Audit Committee and a member of the Finance Committee and Compensation Committee.

WILLIAM B. ELMORE, age 46, is President and Chief Operating Officer of the Company, positions he has held since January 2001. Prior to that time, he was Vice President, Value Chain from July 1999 to December 2000, Vice President, Business Systems from August 1998 to June 1999, Vice President, Treasurer from June 1996 to July 1998 and Vice President, Regional Manager for the Virginia Division, West Virginia Division and Tennessee Division from August 1991 to May 1996. Mr. Elmore has been a director of the Company since January 2001, when he was appointed by the Executive Committee and the Board of Directors to fill a newly created seat on the Board of Directors. He is a member of the Executive Committee and the Retirement Benefits Committee.

JOHN W. MURREY, III, age 59, is of counsel to the law firm of Witt, Gaither & Whitaker, P.C., in Chattanooga, Tennessee, with which he has been associated since 1970. Mr. Murrey is a director of The Dixie Group, Inc. He has been a director of the Company since March 1993 and is a member of the Retirement Benefits Committee.

DENNIS A. WICKER, age 49, is a partner in the Raleigh, North Carolina office of the law firm of Helms Mulliss & Wicker, PLLC, a position he has held since 2001. He served as Lt. Governor of North Carolina from 1993 to 2001. Mr. Wicker served as Chairman of North Carolina Community Colleges and as Chairman of North Carolina's Technology Council. Mr. Wicker also serves as a director of First Bancorp. Mr. Wicker has been a director of the Company since May 2001, when he was appointed by the Board of Directors to fill the position vacated upon the resignation of H. Reid Jones. Mr. Wicker is a member of the Audit Committee and the Compensation Committee.

CONTINUING DIRECTORS
(Terms Expiring in 2004)

J. FRANK HARRISON, III, age 47, is Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Harrison, III served as Vice Chairman of the Board of Directors from November 1987 through his election as Chairman in December 1996 and was appointed as the Company's Chief Executive Officer in May 1994. He was first employed by the Company in 1977 and has served as a Division Sales Manager and as a Vice President. Mr. Harrison, III is a director of Wachovia Bank & Trust Co., N.A., Southern Region Board. He is Chairman of the Finance Committee and Vice Chairman of the Executive Committee.

J. FRANK HARRISON, JR., age 71, is Chairman Emeritus of the Board of Directors of the Company. Mr. Harrison, Jr. served the Company as Chairman of the Board of Directors from 1977 through December 1996 and served as Chief Executive Officer of the Company from August 1980 until April 1983. He had previously served the Company as Vice Chairman of the Board of Directors. He has been a director of the Company since 1973. Mr. Harrison, Jr. is Chairman of the Executive Committee and a member of the Finance Committee.

NED R. McWHERTER, age 71, is Chairman of the Board of Directors of Volunteer Distributing Company, Inc., a beverage distributor, and Eagle Distributors, Inc., a snack food distributor. Mr. McWherter served as Governor of the State of Tennessee from January 1987 to January 1995. Mr. McWherter is a director of Piedmont Natural Gas Co. He has been a director of the Company since 1995 and is Chairman of the Compensation Committee and a member of the Finance Committee.

JAMES L. MOORE, JR., age 59, has been Vice Chairman of the Board of Directors since January 2001. Previously, he was President of the Company from March 1987 to December 2000.

Mr. Moore has been a director of the Company since 1987. He is Chairman of the Retirement Benefits Committee and is a member of the Executive Committee.

J. Frank Harrison, III is J. Frank Harrison, Jr.'s son and H. W. McKay Belk is John M. Belk's nephew.

Beneficial Ownership of Management

The following table presents certain information on March 22, 2002 regarding the beneficial ownership of the Common Stock and Class B Common Stock of the Company by its directors, by the Named Executive Officers in the Summary Compensation Table and by all directors and executive officers as a group. Information concerning beneficial ownership of the Common Stock and Class B Common Stock by Messrs. Harrison, Jr., Harrison, III and Henson is presented above under the caption "Principal Stockholders" and is not included in the following table.

Name	*Class(1)*	*Amount and Nature of Beneficial Ownership*	*Percentage of Class*
H.W. McKay Belk	Common Stock	520(2)	*
John M. Belk	Common Stock	10,475(3)	*
Sharon A. Decker	Common Stock	0	—
William B. Elmore	Common Stock	0	—
Ned R. McWherter	Common Stock	1,000	*
James L. Moore, Jr.	Common Stock	1,000	*
John W. Murrey, III	Common Stock	1,000	*
Robert D. Pettus, Jr.	Common Stock	0	—
David V. Singer	Common Stock	2,000(4)	*
Carl Ware	Common Stock	0	—
Dennis A. Wicker	Common Stock	0	—
Directors and executive officers as a group (excluding Messrs. Harrison, Jr., Harrison, III and Henson) (20 persons)	Common Stock	16,003	*

* Less than 1% of the outstanding shares of such class.

(1) None of such persons beneficially owns any shares of Class B Common Stock.

(2) Includes 300 shares held by Mr. Belk as custodian for certain of his children.

(3) Consists of (a) 8,975 shares held by a trust of which Mr. Belk serves as trustee and with respect to which he has sole voting and investment power and (b) 1,500 shares held by a trust for the benefit of Mr. Belk's daughter as to which his wife serves as trustee with sole voting and investment power.

(4) Held jointly with his wife.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and certain persons who beneficially own more than 10% of the Company's Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Executive officers, directors and such greater than 10% stockholders are required to furnish the Company with copies of all such reports they file. Based solely on its review of the copies of such reports received by it and written representations that no other reports were required for such persons, the Company believes that, during fiscal year 2001, all filing requirements applicable to its executive officers, directors and such greater than 10% stockholders were complied with on a timely basis.

The Board of Directors and its Committees

Directors who are not employees of the Company are paid $20,000 as an annual retainer, $1,100 for each Board meeting attended and $880 for each Committee meeting attended. The Board of Directors held four meetings during 2001. No director attended fewer than 75% of the total number of meetings of the Board of Directors and the Committees of the Board of Directors on which he or she served during 2001.

Under the Company's Director Deferral Plan, directors of the Company who are not also employees of the Company may defer payment of their annual retainer and meeting fees until they no longer serve on the Board of Directors. Fees deferred are deemed to be invested in certain investment vehicles selected by the directors. Upon resignation or retirement, a participating director will be entitled to receive a cash payment based upon the amount of fees deferred and the investment return on the selected investment vehicle. If a director's service terminates prior to age 65, amounts accrued under his or her account are paid out in a single cash payment. If a director's service terminates at or after age 65, amounts accrued under his or her account are paid out, at the election of the director, either in a single cash payment or in ten equal annual installments (with an imputed 8% return on the deferred installments).

The Board of Directors has an Audit Committee whose current members are Messrs. H. W. McKay Belk (Chairman), John M. Belk, Henson and Wicker and Ms. Decker. The Audit Committee evaluates audit performance, handles relations with the Company's independent accountants and evaluates policies and procedures relating to internal accounting functions and controls. The Audit Committee recommends to the Board of Directors the appointment of the independent accountants for the Company. The Board of Directors adopted a written charter for the Audit Committee on May 10, 2000, a copy of which is attached to the Company's proxy statement prepared in connection with its 2001 Annual Meeting of Stockholders. The Audit Committee met four times in 2001. All members of the Audit Committee are independent, as defined by NASD Rule 4200(a)(14), except for Mr. Henson. Mr. Henson is not independent because he was an executive officer of the Company until May 31, 2000 and because he received compensation from the Company, other than compensation for board service, in excess of $60,000 during the last fiscal year. Until December 13, 2000, Mr. Henson served as chairman of the Audit Committee. On December 13, 2000, in response to new NASD rules concerning the composition of audit committees, the Board of Directors changed the composition of the Company's Audit Committee. However, the Board of Directors decided to retain Mr. Henson on the Audit Committee to serve the best interests of the Company and its stockholders. The Board of Directors believes his knowledge of the Company and the industry, together with his long tenure as Chairman of the Audit Committee and his familiarity with the Company's internal auditors and independent accountants and their procedures, will enable the Committee to better perform its function of evaluating the integrity of the Company's financial statements and reviewing the Company's external and internal audit processes.

The Board of Directors has a Compensation Committee whose current members are Messrs. McWherter (Chairman), H. W. McKay Belk, Ware and Wicker. The Compensation Committee administers the Company's compensation plans, reviews and establishes the compensation of the Company's officers and makes recommendations to the Board of Directors concerning such compensation and related matters. The Compensation Committee met three times in 2001.

The Board of Directors does not have a standing Nominating Committee.

The table below shows certain compensation information for the three fiscal years ended December 30, 2001 concerning the Company's Chief Executive Officer and its four other most highly compensated executive officers (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation				
Name and Principal Position	*Year*	*Salary*	*Bonus*	*Other Annual Compensation(1)*	*Long-Term Compensation Payouts*	*All Other Compensation(2)*
J. Frank Harrison, III	2001	$634,927	$680,803	$196,988	$1,427,350(3)	$261,370
Chairman of the Board of	2000	607,101	658,705	206,063	1,424,676(3)	257,940
Directors and Chief Executive Officer	1999	604,692	470,935	188,233	—	258,670
William B. Elmore	2001	406,667	336,420	(4)	—	40,607
President and	2000	243,333	127,488	(4)	—	26,175
Chief Operating Officer	1999	209,210	81,475	(4)	—	24,192
James L. Moore, Jr.	2001	572,797	611,747	(4)	—	117,291
Vice Chairman of the	2000	571,407	621,488	55,138	—	114,031
Board of Directors	1999	553,491	430,999	(4)	—	114,075
Robert D. Pettus, Jr	2001	298,409	201,853	(4)	—	78,220
Executive Vice President	2000	279,575	152,388	(4)	—	55,170
and Assistant to the Chairman	1999	263,750	103,088	(4)	—	52,778
David V. Singer	2001	375,800	243,504	(4)	—	80,844
Executive Vice President	2000	328,800	178,808	(4)	—	57,770
and Chief Financial Officer	1999	317,637	124,200	(4)	—	54,948

(1) With respect to Mr. Harrison, III, includes $148,326, $142,453 and $153,265 attributable to the use of corporate transportation for fiscal 2001, 2000 and 1999, respectively. With respect to Mr. Moore, includes $44,061 in country club dues and an associated income tax gross-up for fiscal 2000.

(2) The components of the amounts shown in this column consist of (a) Company contributions to the Company Savings Plan for Messrs. Harrison, Elmore, Moore, Pettus and Singer of $5,250 each for fiscal year 2001, $5,250 each for fiscal year 2000 and $5,000 each for fiscal year 1999, (b) Company contributions to the Supplemental Savings Incentive Plan for Messrs. Harrison, Elmore, Moore, Pettus and Singer, respectively, of $25,131, $18,760, $27,288, $31,189 and $17,684 for fiscal year 2001, $21,755, $13,236, $24,028, $24,742 and $14,477 for fiscal year 2000 and $20,711, $11,596, $23,431, $22,876 and $13,472 for fiscal year 1999, (c) split-dollar life insurance premiums paid by

the Company for the benefit of Messrs. Harrison, Elmore, Moore, Pettus and Singer, respectively, of $229,931, $15,931, $82,054, $40,486 and $39,616 for fiscal year 2001, $229,931, $7,337, $82,054, $23,986 and $18,839 for fiscal year 2000 and $231,486, $7,337, $82,054, $23,986 and $18,839 for fiscal year 1999, and (d) excess group life insurance premiums paid by the Company for the benefit of Messrs. Harrison, Elmore, Moore, Pettus and Singer, respectively, of $1,058, $666, $2,699, $1,295 and $594 for fiscal year 2001, $1,004, $352, $2,699, $1,192 and $504 for fiscal year 2000 and $1,473, $259, $3,590, $916 and $437 for fiscal year 1999. With respect to Mr. Singer, the amounts shown in this column also include $17,700, $18,700 and $17,200 for fiscal years 2001, 2000 and 1999, respectively, of director compensation received from South Atlantic Canners, a co-operative in which the Company is a member.

(3) During 1999, Mr. Harrison, III received a restricted stock award of 200,000 shares of the Company's Class B Common Stock that vests in equal installments over a ten-year period subject to the achievement of certain performance goals by the Company. Because performance goals were exceeded for fiscal 2001 and fiscal 2000, 20,000 shares vested with respect to each of those years. See "Report of the Compensation Committee on Annual Compensation of Executive Officers." The amount with respect to 2000 is based on the value of the Company's Common Stock on December 29, 2000 and includes an income tax gross-up of $667,176. The amount with respect to 2001 is based on the value of the Company's Common Stock on December 28, 2001 and includes an income tax gross-up of $659,150.

(4) Such Named Executive Officer did not receive personal benefits during the listed years in excess of the lesser of $50,000 and 10% of his annual salary and bonus.

Aggregated Fiscal Year-End Option Information

The table below sets forth certain information related to the fiscal year end number and value of stock options held by Mr. Harrison, III, the only Named Executive Officer holding any stock options. Mr. Harrison, III did not exercise any stock options during 2001.

	Number of Shares Underlying Unexercised Options at Fiscal Year End(#)		*Value of Unexercised In-the-Money Options at Fiscal Year End($)*	
Name	*Exercisable*	*Unexercisable*	*Exercisable*	*Unexercisable*
J. Frank Harrison, III	150,000	—	$1,299,000	—

Retirement Plan

The Company has in effect a retirement plan for the majority of its non-union employees including the Named Executive Officers (the "Retirement Plan") providing for payments computed on an actuarial basis. The following table sets forth the estimated annual benefits payable upon retirement at age 65 to persons born in 1950 at the compensation and years of service classifications set forth below.

Annual Benefit Under Retirement Plan

Five-Year Average Compensation	Years of Service				
	15 Years	20 Years	25 Years	30 Years	35 Years
$125,000	$23,974	$31,965	$39,956	$47,947	$47,947
150,000	29,974	39,965	49,956	59,947	59,947
170,000(1)	34,774	46,365	57,956	69,547	69,547

(1) Prior to 1989, the formula for determining benefits under the Retirement Plan did not limit the amount of compensation that could be considered. Benefits that accrue after December 31, 1988, however, are limited as to the amount of compensation that may be considered. The maximum amount of compensation that could be considered was initially set at $200,000 in 1989 and was reduced to $150,000 in 1994, in each case, however, subject to cost of living adjustments. The maximum amount of compensation that could be considered in determining benefits under the Retirement Plan for employees (including Named Executive Officers) was $170,000 through the end of 2001. Because the annual benefit amount is the same for all compensation levels greater than $170,000, information for compensation levels above $170,000 is not presented.

The benefits listed in the table are based on straight life annuity amounts and are not subject to any deduction for social security or other offset amounts, except to the extent that the benefits formula includes average compensation in excess of covered compensation (*i.e.*, the average of the social security taxable wage base during the 35-year period ending in the year that the participant reaches full social security retirement age). At any point, this taxable wage base is assumed to continue without increasing for all years after the year in which it is calculated. As of December 30, 2001, the Named Executive Officers have the following years of service for purposes of the Retirement Plan: Mr. Harrison III, 25 years; Mr. Elmore, 17 years; Mr. Moore, 15 years; Mr. Pettus, 17 years; and Mr. Singer, 16 years. Pursuant to these assumptions, covered compensation for 2001 for the Named Executive Officers was: Mr. Harrison, III, $70,620; Mr. Elmore, $72,756; Mr. Moore, $51,648; Mr. Pettus, $57,312; and Mr. Singer $72,756.

Officer Retention Plan

Under the Company's Officer Retention Plan (the "Retention Plan"), eligible participants (including Named Executive Officers) normally receive a 20-year annuity payable in equal monthly installments commencing at retirement or, in certain instances, upon termination of employment or after a Change in Control (as defined below). The retirement benefits under the Retention Plan increase with each year of participation as set forth in an agreement between the participant and the Company. Benefits under the Retention Plan are reduced by 50% for participants who terminate employment due to severance that is before age 60 and not due to death or disability. The Retention Plan also contains a lump sum death benefit. If a participant dies before annuity payments have begun, this death benefit equals the retirement benefit accrued as of the date of death, reduced by 50% if before death the participant's employment had terminated by severance rather than retirement. If a participant dies after annuity payments have begun, the present value of the remaining monthly installments (assuming an 8% per annum discount rate) is paid to the participant's beneficiary in a lump sum.

Upon a Change in Control (as defined below), any participant actively employed on the Change in Control date is eligible for a Change in Control benefit in lieu of any other benefits to which he may have been entitled under the Retention Plan. The Change in Control benefit is equal to the retirement benefit the participant would have received had he continued to work through normal retirement age (age 60).

For purposes of the Retention Plan and Supplemental Savings Plan (as described below), a Change in Control generally occurs in the following circumstances:

(a) when a person or group acquires shares of the Company's capital stock having the voting power to designate a majority of the Company's Board of Directors;

(b) when a person or group acquires or possesses shares of the Company's capital stock having power to cast (i) more than 20% of the votes regarding the election of the Board of Directors and (ii) a greater percentage of the votes regarding the election of the Board of Directors than the shares owned by the Harrison family;

(c) upon the sale or disposition of all or substantially all of the assets of the Company and its subsidiaries outside the ordinary course of business other than to a person or group controlled by the Company or the Harrison family; or

(d) upon the merger or consolidation of the Company with another entity where the Company is not the surviving entity.

The estimated annual benefits payable upon retirement at age 60 for each of the Named Executive Officers are currently: Mr. Harrison, III, $1,416,638; Mr. Elmore, $491,479; Mr. Moore, $399,604; Mr. Pettus, $410,013; and Mr. Singer, $732,231.

Supplemental Savings Incentive Plan

Pursuant to the Company's Supplemental Savings Incentive Plan ("Supplemental Savings Plan"), eligible participants may elect to defer a portion of their annual salary and bonus. The Company matches 30% of the first 6% of salary (excluding bonuses) deferred by the participant. The Company also may make discretionary contributions to participants' accounts. These discretionary contributions are intended to offset the reductions in maximum benefits payable under the Retirement Plan or other qualified plans sponsored by the Company. Participants are immediately vested in all contributions they make and become fully vested in Company contributions upon termination of employment due to death, disability or retirement at or after age 55, five years of service (vesting in 20% annual increments) or (for certain participants) a Change in Control (as defined above). Participant deferrals and contributions are deemed invested in either a fixed benefit option or certain investment funds specified by the Company. Balances in the fixed benefit option accrue up to a 13% return (depending upon the participant's age, years of service and other factors).

During 2001, Company contributions for the Named Executive Officers under the Supplemental Savings Plan were: Mr. Harrison, III, $25,131; Mr. Elmore, $18,760; Mr. Moore, $27,288; Mr. Pettus, $31,189; and Mr. Singer, $17,684. No Named Executive Officer received a distribution under the Supplemental Savings Plan in 2001.

Employment Arrangements

In connection with the termination of his prior Employment Agreement, the Company and James L. Moore, Jr. agreed that (a) he would serve as Vice Chairman of the Board of Directors through December 31, 2002, (b) his base salary would continue through December 31, 2002 at the annual rate set forth in the Summary Compensation Table, (c) he would continue to participate in the Company's Annual Bonus Plan for 2001 and 2002 and (d) his salary and bonus will terminate December 31, 2002.

The Company has entered into an agreement with J. Frank Harrison, Jr., who previously served as the Company's Chairman of the Board of Directors, pursuant to which Mr. Harrison, Jr. agreed to continue to serve as a director of the Company and as chairman of the Board's Executive Committee. Mr. Harrison, Jr. has agreed to (a) assist the Company with major strategic decisions and special projects, (b) provide the Company with general oversight and guidance and (c) assist the Company in maintaining good relations with The Coca-Cola Company. Mr. Harrison, Jr. receives a fee of $200,000 per year for his consulting services and a retirement benefit of $500,000 per year under this agreement. Mr. Harrison, Jr. is provided with insurance and other fringe benefits comparable with the Company's past practices. The agreement contains confidentiality and non-competition provisions and provides that, in the event of a Change in Control of the Company, Mr. Harrison, Jr. will continue to receive the retirement benefit for the remainder of his lifetime. The agreement is for a one-year term and is renewable for additional one-year terms.

The Company has entered into a consulting agreement with Reid M. Henson, who previously served as a Vice Chairman of the Company's Board of Directors, pursuant to which Mr. Henson agreed to continue to serve as a director of the Company through the expiration of his current term in 2002. Mr. Henson has agreed to stand for re-election as a director for a term expiring in 2005. See "Election of Directors." Mr. Henson has also agreed to assist the Company with major projects and provide the Company with general oversight and guidance. Mr. Henson receives a fee of $350,000 per year for his consulting services under this agreement. The agreement does not modify the retiree benefits to which Mr. Henson is otherwise entitled. The agreement extends through May 31, 2005, but is subject to termination by Mr. Henson or upon Mr. Henson's death, disability or failure to perform his duties under the agreement.

Compensation Committee Interlocks and Insider Participation

H.W. McKay Belk, Ned R. McWherter, Carl Ware and Dennis A. Wicker serve on the Compensation Committee. None of such persons has ever been an officer or employee of the Company or any of its subsidiaries. During 2001, no executive officer of the Company served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer served on the Board of Directors or Compensation Committee of the Company.

Report of the Compensation Committee on Annual Compensation of Executive Officers

The Board's Compensation Committee, currently composed of Messrs. H.W. McKay Belk, Ned R. McWherter, Carl Ware and Dennis A. Wicker, administers the Company's compensation plans, reviews executive compensation and makes recommendations to the Board concerning such compensation and related matters. This report relates to the Company's compensation policy for its executive officers, including the Named Executive Officers, for fiscal 2001.

The Company's executive compensation policy is designed to establish an appropriate relationship between executive pay and the creation of long-term shareholder value, while motivating and retaining key employees. To achieve these goals, the Company's executive compensation policy supplements annual base compensation with an opportunity to earn bonuses based upon corporate performance as well as factors related to each individual's performance. Accordingly, a significant portion of any executive's compensation may consist of performance-based bonuses. Measurement of corporate performance is primarily based on Company objectives, which are set based on industry conditions and industry-wide and Company performance levels and approved by the Board of Directors. The performance of individual executives is evaluated on the basis of both predetermined performance goals for the Company and factors related to the contributions of each individual.

Base salaries, including the base salary of J. Frank Harrison, III, the Company's Chairman and Chief Executive Officer, were adjusted from the prior year. The Committee periodically reviews base salary levels for its executives in comparison with those of other companies in the soft drink bottling industry, as well as other industries. For fiscal 2001, the Committee primarily relied upon a study published by Watson Wyatt Data Services that surveyed 1,405 public corporations, including many "Fortune 500" companies but excluding financial services companies and non-profits. The survey provided compensation information by separate categories of employers. Employer categorization factors included those defined by industry, size and geographic location. The Company strives to maintain executive base salaries at a level that will permit it to compete with other major companies for managers with comparable qualifications and abilities. Based on information contained in the Watson Wyatt survey, the Compensation Committee believes that the overall compensation of the Company's executive officers generally places them above the median compensation of similarly situated executives in all industries covered by the survey. The Committee believes that Mr. Harrison, III's overall compensation also places him above the median compensation of similarly situated executives.

Other factors considered by the Committee in its periodic review of executive salary levels include (i) the Company's total operating budget for each fiscal year, (ii) the impact of annual changes in the consumer price index and (iii) a comparison of the Company's executive compensation programs to available information concerning those of other public companies in the soft drink bottling industry. Due to wide disparities in levels of executive compensation revealed in the published information regarding the companies included in the Company's peer group index, the Compensation Committee did not believe that such information provided a meaningful basis for evaluating the overall compensation of the Company's executive officers for fiscal 2001, and therefore relied principally upon the information contained in the Watson Wyatt survey for purposes of such evaluation.

The Company's Annual Bonus Plan is administered by the Compensation Committee, which annually selects participants who hold key positions with the Company or its subsidiaries. The total cash bonus awardable to a participant is determined by multiplying such participant's base salary by three factors: (i) the participant's approved bonus percentage factor; (ii) the participant's indexed performance factor; and (iii) the Company's overall goal achievement factor. The participant's approved bonus percentage factor is based on the relative responsibility and contribution to the Company's performance attributed to the participant's position with the Company, while the participant's indexed performance factor is determined by such individual's actual performance during the fiscal year (except that, for purposes of Section 162(m) of the Internal Revenue Code, the indexed performance factor for the Named Executive Officers is set at the beginning of the fiscal year). The overall goal achievement factor is determined by the Company's performance in relation to pre-set Company performance goals, as discussed below.

Annual goals for selected Company performance indicators under the Annual Bonus Plan are set either in the fourth quarter preceding a fiscal year or the first quarter of a fiscal year. These goals are reviewed by the Compensation Committee and approved by the Board of Directors. The selected performance indicators for fiscal 2001 under the Annual Bonus Plan were operating cash flow, free cash flow, net income, equivalent case volume, market share and a value measure. The Compensation Committee assigns different weights to each of the performance indicators based on the perceived need to focus more or less on any particular objective in a given year. The corporate performance indicators and related weights are established after evaluating industry conditions, available information on the performance of other companies in the soft drink bottling industry, the Company's prior year performance and the Company's specific needs for the current year. For fiscal 2001, the following weights were assigned to the performance indicators: operating cash flow - 30%; free cash flow - 40%; net income - 10%; equivalent case volume - 5%; market share - 5%; and value measure - 10%. The performance indicators, as weighted, make up the Company's overall goal achievement factor, which is calculated on the basis of a graduated scale ranging from a goal achievement of between 89% and 110% of each particular performance indicator. Although the Company believes that it achieved growth in market share in fiscal 2001, the traditional methods by which market share was measured became unavailable during fiscal 2001. As a result, the Compensation Committee eliminated this performance indicator and proportionately increased the weight assigned to each of the five other performance indicators. In fiscal 2001, actual performance exceeded the 100% target for three of the performance indicators (free cash flow, net income and equivalent case volume) and actual performance exceeded the 89% payout threshold but was below the 100% target for the two remaining performance indicators (operating cash flow and value measure). As a result of the Company's performance with respect to the performance indicators, the terms of the Annual Bonus Plan provided for a bonus award to executive officers, including Mr. Harrison, III, in an amount equal to 106.8% of 2001 base salary multiplied by each officer's approved bonus percentage factor and by each officer's indexed performance factor.

Although the Company's Annual Bonus Plan enables the Compensation Committee to calculate bonuses derived from the factors described above, the Compensation Committee has absolute discretion to decrease or eliminate awards under the Company's Annual Bonus Plan. The Compensation Committee did not elect to so decrease or eliminate bonus awards with respect to fiscal 2001. The amount of annual bonus awards under the Annual Bonus Plan for each of the Named Executive Officers for the fiscal years 1999, 2000 and 2001 is included in the Summary Compensation Table under the heading "Bonuses."

In addition, because of a change in strategic focus resulting from unforeseen changes in market conditions in the first half of fiscal year 2001, the Company adopted a supplemental achievement award plan for fiscal 2001 in order to align the interests of its executive officers with this shift in strategic focus. However, no amounts were paid pursuant to this plan for fiscal year 2001 due to the Company's strong financial performance during the second half of 2001 and the resulting achievement of at least 100% of the target payouts under the Annual Bonus Plan.

During 1999, Mr. Harrison, III received a restricted stock award of 200,000 shares of the Company's Class B Common Stock that vests in equal installments over a ten-year period subject to the achievement of at least 80% of the overall goal achievement factor for the selected performance indicators used in determining bonuses under the Company's Annual Bonus Plan. The award also includes cash payments by the Company to Mr. Harrison, III for the reimbursement of income taxes related to the vesting of restricted stock. This restricted stock award is intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code. The primary purpose of the award is to make a significant portion of Mr. Harrison, III's compensation dependent on the Company achieving its performance goals. The award was approved by the Company's stockholders at the annual meeting held on May 12, 1999. Pursuant to the terms of the award, 20,000 shares vested, effective January 1, 2002, based on the determination of the Compensation Committee that at least 80% of the overall goal achievement factor had been obtained for fiscal year 2001.

The Company's total annual compensation package for its executives also includes the opportunity: (i) to participate, on the same basis as other non-union employees, in the Coca-Cola Bottling Co. Consolidated Savings Plan; (ii) to participate in the Officers' Split-Dollar Life Insurance Plan; (iii) to participate in the Company's Retirement Plan; (iv) to elect to defer a portion of base compensation and receive limited matching contributions from the Company under the Supplemental Savings Incentive Plan; and (v) for certain key executives selected by the Compensation Committee, to receive additional retirement and survivor benefits pursuant to the Officer Retention Plan. This overall package is designed to attract and retain qualified executives and to ensure that such executives have a continuing stake in the long-term success of the Company.

The Company believes that all compensation paid or payable to its executive officers covered under Section 162(m) of the Internal Revenue Code will qualify for deductibility under such Section. The Company's compensation policies apply equally to all of its executive officers, including the Chief Executive Officer.

Submitted by the Compensation Committee of the Board of Directors.

H. W. McKay Belk
Ned R. McWherter
Carl Ware
Dennis A. Wicker

Report Of The Audit Committee

The Board's Audit Committee, currently composed of Messrs. H.W. McKay Belk, John M. Belk, Reid M. Henson, Dennis A. Wicker and Ms. Sharon A. Decker, evaluates audit performance, handles relations with PricewaterhouseCoopers LLP, the Company's independent accountants, evaluates policies and procedures relating to internal accounting functions and controls and monitors the Company's compliance with the Audit Committee Charter. This report relates to the actions taken by the Audit Committee in fulfilling such role.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Company's management has the primary responsibility for the financial statements and reporting process, including the Company's systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 30, 2001. This review included a discussion of the quality and the acceptability of the Company's financial reporting and controls.

During the past fiscal year, the Audit Committee has discussed with the Company's independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61. The Audit Committee also received during the past fiscal year the written disclosures and the letter from its independent accountants required by Independence Standards Board Standard No. 1, and has discussed with the independent accountants their independence.

The Audit Committee further discussed with the Company's internal auditors and independent accountants the overall scope and plans for their respective audits. The Audit Committee meets periodically with the internal auditors and independent accountants to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews, discussions and disclosures referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2001.

Submitted by the Audit Committee of the Board of Directors.

H. W. McKay Belk
John M. Belk
Sharon A. Decker
Reid M. Henson
Dennis A. Wicker

Common Stock Performance Graph

Presented below is a line graph comparing the yearly percentage change in the cumulative, total return on the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Index and a peer group for the period commencing December 31, 1996 and ending December 30, 2001, covering the Company's last five fiscal years. This peer group is comprised of Anheuser-Busch Companies, Inc.; Cadbury Schweppes plc (through September 2000); Coca-Cola Enterprises Inc.; The Coca-Cola Company; Cott Corporation; National Beverage Corp.; PepsiCo, Inc.; The Quaker Oats Company; Triarc Companies, Inc.; PepsiAmericas (formerly known as Whitman Corporation); and The Seagram Company Ltd. (through September 2000).


CUMULATIVE TOTAL RETURN [1]
Based upon an initial investment of $100 on December 31, 1996
with dividends reinvested
$250
$200
$150
$100
$50
$0
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Coca-Cola Bottling Co. Consolidated
S&P 500®
Peer Group (11 Stocks)
SOURCE: GEORGESON SHAREHOLDER COMMUNICATIONS INC.

	Dec-96	Dec-97	Dec-98	Dec-99	Dec-00	Dec-01
Coca-Cola Bottling Co. Consolidated	$100	$144	$122	$103	$84	$86
S&P 500®	$100	$133	$171	$208	$189	$166
Peer Group	$100	$128	$141	$127	$153	$136

(1) Assumes that $100 was invested in the Company's Common Stock, in the Standard & Poor's 500 Index and in the peer group on December 31, 1996 and that all dividends were reinvested on a quarterly basis. Returns for the companies included in the peer group have been weighted on the basis of the total market capitalization for each company.

Transactions with The Coca-Cola Company

Concentrates and Syrups; Marketing Programs. The Company's business consists primarily of the production, marketing and distribution of soft drink products of The Coca-Cola Company, which is the sole owner of the secret formulas under which the primary components (either concentrates or syrups) of its soft drink products are manufactured. Accordingly, the Company purchases a substantial majority of its requirements of concentrates and syrups from The Coca-Cola Company in the ordinary course of its business. The prices of these concentrates and syrups are generally set by The Coca-Cola Company from time to time in its discretion. During fiscal year 2001, the Company paid The Coca-Cola Company approximately $241 million for sweetener, syrup, concentrate and other miscellaneous purchases. Additionally, the Company engages in a variety of marketing programs, local media advertising and similar arrangements to promote the sale of products of The Coca-Cola Company in bottling territories operated by the Company. During fiscal year 2001, direct marketing funding and other support provided to the Company by The Coca-Cola Company was approximately $52 million. In addition, the Company spent approximately $27 million on local media and marketing expenses pursuant to cooperative advertising and cooperative marketing arrangements with The Coca-Cola Company.

Piedmont Coca-Cola Bottling Partnership. On July 2, 1993, Piedmont Coca-Cola Bottling Partnership (the "Partnership") was formed by wholly owned subsidiaries of the Company and The Coca-Cola Company to engage in the business of distributing and marketing finished bottle, can and fountain beverage products under trademarks of The Coca-Cola Company and other third party licensors in portions of North Carolina, South Carolina, Virginia and Georgia. Initially, the Company and The Coca-Cola Company each beneficially owned a 50% interest in the Partnership. On January 2, 2002, The Coca-Cola Company sold a 4.651% beneficial interest in the Partnership to the Company for $10 million, so that the Company now beneficially owns a 54.651% interest in the Partnership and The Coca-Cola Company beneficially owns a 45.349% interest in the Partnership. The price for the interest in the Partnership was the result of arms-length negotiations between the Company and The Coca-Cola Company. The Partnership has an initial term of 25 years subject to early termination as a result of certain events. Each partner's interest is subject to certain limitations on transfer, rights of first refusal and other purchase rights upon the occurrence of specified events. The partnership agreement contains a provision that obligated the Company to negotiate in good faith with The Coca-Cola Company between July 2, 1999 and July 2, 2001 to purchase The Coca-Cola Company's interest. Because the Company did not purchase The Coca-Cola Company's entire interest during that time period, The Coca-Cola Company has the option from July 3, 2001 to July 2, 2002 to require the Company to negotiate in good faith to sell its interest to The Coca-Cola Company.

The Company manufactures and packages products and manages the Partnership pursuant to a management agreement. In connection with the management agreement, the Company receives a fee based on total case sales, reimbursement for its out-of-pocket expenses and reimbursement for sales branch, divisional and certain other expenses. The term of the management agreement is 25 years, subject to early termination in the event of certain change in control events, a termination of the Partnership or a material default by either party. During 2001, the Company received management fees of $17.8 million from the Partnership. The Company sells product at cost to the Partnership. These sales amounted to $53.0 million in 2001. The Company subleases various fleet and vending equipment to the Partnership at cost. These sublease rentals amounted to $11.2 million in 2001. The Partnership also subleases various fleet and vending equipment to the Company at cost. These sublease rentals amounted to $0.2 million during fiscal year 2001.

Stock Rights and Restrictions Agreement. Pursuant to a Stock Rights and Restrictions Agreement dated January 27, 1989 (the "Rights and Restrictions Agreement") between the Company and The Coca-Cola Company, The Coca-Cola Company agreed (a) not to acquire additional shares of Common Stock or Class B Common Stock except in certain circumstances and (b) not to sell or otherwise dispose of shares of Class B Common Stock without first converting them into Common Stock except in certain circumstances. The Coca-Cola Company granted the Company a right of first refusal with respect to any proposed disposition of any shares owned by it, and the Company granted The Coca-Cola Company certain registration rights with respect to such shares. The Coca-Cola Company further agreed that if its equity ownership reaches 30.67% or more of the Company's outstanding common stock of all classes, or its voting interest reaches 23.59% or more of the votes of all outstanding shares of all classes, then it will (i) negotiate in good faith with the Company to sell to the Company the number of shares of Common Stock or Class B Common Stock necessary to reduce its equity ownership to 29.67% of the outstanding common stock of all classes and (ii) convert the number of shares of Class B Common Stock necessary to maintain its ownership of Class B Common Stock to between 20% and 21% of the outstanding shares of Class B Common Stock and to maintain its voting interest at between 22.59% and 23.59% of the votes of all outstanding shares of all classes.

Additionally, if the Company issues new shares of Class B Common Stock upon the conversion or exercise of any security, warrant or option of the Company that results in The Coca-Cola Company owning less than 20% of the outstanding shares of Class B Common Stock and less than 20% of the total votes of all outstanding shares of all classes of the Company, The Coca-Cola Company has the right to exchange shares of Common Stock for shares of Class B Common Stock in order to maintain its ownership of at least 20% of the outstanding shares of Class B Common Stock and at least 20% of the total votes of all outstanding shares of all classes of the Company. Under the Rights and Restrictions Agreement, The Coca-Cola Company also has a preemptive right to purchase a percentage of any newly issued shares of any class in order for it to maintain ownership of both 29.67% of the outstanding shares of common stock of all classes and 22.59% of the total votes of all outstanding shares of all classes. Each of the percentages referenced in this paragraph and the preceding paragraph are subject to downward adjustment if The Coca-Cola Company voluntarily disposes of shares of Common Stock or Class B Common Stock or if the Company exercises its right of redemption referred to below.

Pursuant to the Rights and Restrictions Agreement, The Coca-Cola Company has also granted the Company the right, from January 27, 1995 through January 27, 2019, to call for redemption in full or in part that number of shares that would reduce The Coca-Cola Company's ownership of the equity of the Company to 20% at a price (which will not be less than $42.50 per share except with respect to shares acquired pursuant to the rights described in the preceding two paragraphs) and on such terms as set forth in the Rights and Restrictions Agreement. The option will expire prior to the end of its stated term if Messrs. Harrison, III and Harrison, Jr. cease to exercise voting control with respect to the Company.

The Coca-Cola Company was also given the right to have its designee proposed by the Company for nomination to the Company's Board of Directors and to have such person nominated at each subsequent election of the Company's directors, subject to certain conditions. Carl Ware's appointment as a director of the Company was made in accordance with the terms of this agreement. Mr. Ware is Executive Vice President, Public Affairs and Administration of The Coca-Cola Company.

Voting Agreement and Irrevocable Proxy. The Coca-Cola Company, Mr. Harrison, Jr., Mr.Harrison, III and Mr. Henson, in his capacity as co-trustee of certain trusts, also entered into a Voting Agreement dated January 27, 1989 (the "Voting Agreement"). Pursuant to the Voting Agreement, Messrs. Harrison, Jr., Harrison, III and Henson (as co-trustee) agreed to vote their shares of Common Stock and Class B Common Stock for a nominee of The Coca-Cola Company for election as a director to the Company's Board of Directors, and The Coca-Cola Company granted an irrevocable proxy (the "Irrevocable Proxy") with respect to all shares of Class B Common Stock and Common Stock owned by The Coca-Cola Company to Mr. Harrison, III for life and thereafter to Mr. Harrison, Jr. The Irrevocable Proxy covers all matters on which holders of Class B Common Stock or Common Stock are entitled to vote, other than certain mergers, consolidations, asset sales and other fundamental corporate transactions.

Pursuant to the terms of the Voting Agreement, Mr. Harrison, III (or, in the event of his death, Mr. Harrison, Jr.) was granted the option (assignable to the Company or to Mr. Harrison, Jr.) to purchase the shares of Class B Common Stock held by The Coca-Cola Company for $38.50 per share plus an amount sufficient to give The Coca-Cola Company a 25% compounded annual rate of return from May 7, 1987 after taking into account dividends and other distributions previously received thereon. This option may be exercised if the disproportionate voting rights of the Class B Common Stock are terminated for certain reasons.

The Voting Agreement and Irrevocable Proxy terminate upon the written agreement of the parties or at such time as The Coca-Cola Company no longer beneficially owns any shares of the Company's Common Stock. The Irrevocable Proxy also terminates at such time as either (a) Mr. Harrison, Jr. or Mr. Harrison, III do not beneficially own the 712,796 shares of Class B Common Stock that are currently part of the holdings of the Harrison Family Limited Partnerships or

(b) certain trusts holding shares of Class B Common Stock subject to the Voting Agreement do not beneficially own at least 50% of the Class B Common Stock held by them at the date of the Voting Agreement.

Other Transactions

The Company has a production arrangement with Coca-Cola Enterprises Inc. to buy and sell finished products at cost. Sales to Coca-Cola Enterprises Inc. under this agreement were $21.0 million in fiscal year 2001. Purchases from Coca-Cola Enterprises Inc. under this agreement were $21.0 million in fiscal year 2001.

The Company leases its Snyder Production Center and certain adjacent property from Harrison Limited Partnership One ("HLP") pursuant to a lease that expires in December 2010. HLP's sole general partner is a corporation of which Mr. Harrison, Jr. is the sole shareholder. HLP's sole limited partner is a trust of which Mr. Harrison, III and Mr. Henson are co-trustees and Mr. Harrison, Jr. and his descendants are beneficiaries. Total payments under this lease were $3.3 million in 2001.

The Company leases its corporate headquarters and an adjacent office building from Beacon Investment Corporation, of which Mr. Harrison, III is the sole shareholder. Total payments under this lease were $3.3 million in 2001.

The Company purchases certain computerized data management products and services from Data Ventures LLC, of which the Company holds a 31.25% equity interest and Mr. Harrison, III owns a 32.5% equity interest. During fiscal year 2001, the Company paid $435,000 to Data Ventures LLC in connection with the purchase of such products and services. Data Ventures LLC has an unsecured line of credit of $4.5 million from the Company. Borrowings of $3.9 million were outstanding on the line of credit on December 30, 2001, which was the maximum outstanding amount during 2002. Prior to July 1, 2001, interest on borrowings was computed at the prime rate as published by *The Wall Street Journal*, less one percent. Beginning on July 1, 2001, interest on borrowings was computed at the prime rate plus 0.5%. The Company recorded a loan loss provision of $1.6 million in 2001 related to its outstanding loan to Data Ventures LLC. The total loan loss provision on December 30, 2001 was $2.4 million.

During fiscal year 2001, the law firm of Witt, Gaither & Whitaker, P.C. rendered legal services to the Company. John W. Murrey, III, a director of the Company, was a stockholder of such law firm and is of counsel to the firm.

Independent Accountants

General

PricewaterhouseCoopers LLP, independent public accountants, audited the financial statements of the Company for fiscal year 2001 and for each fiscal year since 1968. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting of Stockholders with an opportunity to make a statement if they desire to do so, and they are expected to be available to respond to appropriate questions. The Board of Directors, consistent with past practice, will defer the annual selection of independent accountants until after the Annual Meeting of Stockholders. The Audit Committee of the Board of Directors will then consider the engagement of independent public accountants to audit the Company's financial statements for the current fiscal year and will make its recommendation to the Board of Directors for final approval.

The Audit Committee has considered whether the provision of services by PricewaterhouseCoopers LLP other than the audit of the financial statements of the Company for fiscal year 2001 and the review of the financial statements for the first three quarters of fiscal year 2001 is compatible with maintaining PricewaterhouseCoopers LLP's independence.

Audit Fees

PricewaterhouseCoopers LLP billed the Company $242,500 for professional services rendered for the audit of the Company's annual financial statements for fiscal year 2001 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q filed for the first three quarters of 2001.

Financial Information Systems Design and Implementation Fees

PricewaterhouseCoopers LLP rendered no professional services for the design and implementation of financial information systems to the Company during fiscal year 2001.

All Other Fees

PricewaterhouseCoopers LLP billed the Company $425,896 for all professional services rendered during fiscal year 2001 other than audits, reviews and financial information systems design and implementation. These services included an enterprise-wide information systems security review and tax-related consulting. The Company anticipates that fees for all professional services rendered during fiscal year 2002 other than for the audit and review of the Company's financial statements will be significantly less than in the fiscal year 2001.

Stockholder Proposals

If any stockholder wishes to present a proposal to the stockholders of the Company at the 2003 Annual Meeting of Stockholders, such proposal must be received by the Company for inclusion in the proxy statement and form of proxy relating to such meeting on or before December 6, 2002. In addition, if the Company receives notice of stockholder proposals after February 19, 2003, then the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such stockholder proposals, without discussion of such matters in the proxy statement and without such proposals appearing as a separate item on the proxy card.

Additional Information

The entire cost of soliciting proxies will be borne by the Company. In addition to this proxy statement, proxies may be solicited by the Company's directors, officers and other employees by personal contact, telephone, facsimile and e-mail. Such persons will receive no additional compensation for such services. Georgeson & Co., Inc., Wall Street Plaza, New York, New York 10005 has been retained to assist the Company in the solicitation of brokers, banks and other similar entities holding shares for other persons. Georgeson & Co., Inc. will receive a payment of $6,500 (plus out-of-pocket expenses) for these services. All brokers, banks and other similar entities and other custodians, nominees and fiduciaries will be requested to forward solicitation materials to the beneficial owners of the shares of Common Stock held of record by such persons, and the Company will pay such brokers, banks and other fiduciaries all of their reasonable out-of-pocket expenses incurred in connection therewith.

Form 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders without charge upon written request to David V. Singer, Executive Vice President and Chief Financial Officer, Coca-Cola Bottling Co. Consolidated, P. O. Box 31487, Charlotte, North Carolina 28231.

HENRY W. FLINT
Secretary

April 5, 2002